 Exhibit 99.16

BRIDGEPORT VENTURES INC.
(An Exploration Stage Enterprise)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2011

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Introduction

The following management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Bridgeport Ventures Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance for the year ended April 30, 2011. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. This discussion should be read in conjunction with the audited annual consolidated financial statements of the Corporation for the year ended April 30, 2011, together with the notes thereto, as well as the audited annual consolidated financial statements for the years ended April 30, 2010 and 2009, together with the notes thereto. Results are reported in Canadian dollars, unless otherwise noted. The audited annual consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for financial reporting. In the opinion of management, all adjustments (which consist only of normal recurring adjustments) considered necessary for a fair presentation have been included. Information contained herein is presented as at July 25, 2011, unless otherwise indicated.

For the purposes of preparing this MD&A, management, in conjunction with the board of directors, considers the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the Corporation’s common shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) if it would significantly alter the total mix of information available to investors. Management, in conjunction with the Board of Directors, evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Further information about the Corporation and its operations can be obtained from the offices of the Corporation or on SEDAR at www.sedar.com.

(Note – all references to “US” mean United States dollars).

Special Note Regarding Forward-Looking Information

This MD&A contains “forward-looking information” (also referred to as “forward-looking statements”) which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation and its projects; the focus of capital expenditures; the Corporation’s goal of creating shareholder value by concentrating on the acquisition and exploration of properties that have the potential to contain economic gold or copper deposits; the Corporation’s proposed exploration programs on the Nevada Portfolio properties (as defined herein), including without limitation the completion of planned work programs and the ability of the Corporation to complete such planned work programs in accordance with proposed budgets; the Corporation’s exploration options with respect to the Tamara and Trillador Properties; the Corporation’s planned field activities for the Nevada Portfolio and expectation that such activities will be completed by August 31, 2011; the Corporation’s principal focus in fiscal 2012 of exploring and, if warranted, developing the Nevada Portfolio properties and the remaining Rio Condor Properties (as defined herein); the Corporation’s anticipation that expenditures on the Nevada Portfolio will be $5 million; the Corporation’s budget for fiscal 2012; the Corporation’s expectation that it has capital sufficient to fund its operations through April 30, 2012; the future price of gold or copper; management’s outlook regarding future trends; the purchase, sale or development of exploration properties; exploration and acquisition plans; the Corporation’s acquisition strategy; the criteria to be considered in connection therewith and the benefits to be derived therefrom; the emergence of accretive growth opportunities; the Corporation’s ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets; treatment under governmental regulatory regimes and tax laws; the performance characteristics of the Corporation’s mineral resource properties; title disputes or claims; and realization of the anticipated benefits of acquisitions. Often, but not necessarily always, the use of words such as “anticipate”, “believe”, “plan”, “estimates”, “expect”, “intend”, “budget”, “scheduled”, “forecasts” and similar expressions have been used to identify these forward-looking statements or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect management’s current beliefs and are based on information currently available to management. Except for statements of historical fact relating to the Corporation, information contained herein constitutes forward-looking statements, including any information as to the Corporation’s strategy, plans or financial or operating performance. Forward-looking statements involve significant risks, uncertainties and assumptions and other factors that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include risks related to general economic conditions in Canada, the United States, Chile and globally; the Corporation’s ability to meet its working capital needs in the short and long term; environmental liability; industry conditions, including fluctuations in the price of gold, copper and other metals and minerals; governmental regulation of the mineral resource industry, including environmental regulation; fluctuation in foreign exchange or interest rates; liabilities inherent in mineral exploration; geological, technical and operational problems; failure to obtain third party permits, consents and approvals, when required, or at all; stock market volatility and market valuations; and competition for, among other things, capital, acquisition of resources, undeveloped land and skilled personnel. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Corporation cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Corporation assumes no obligation to update or revise them to reflect new events or circumstances other than as required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Description of Business

The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) on May 10, 2007. The registered and principal office of the Corporation is located at 36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5.

The Corporation has two subsidiaries, being (i) Rio Condor Resources S.A. (“Rio Condor”), which exists under the laws of Chile; and (ii) Bridgeport Gold Inc. (“BPV Gold”), which exists under the laws of Nevada. The Corporation holds all of the issued and outstanding shares of BPV Gold and all of the issued and outstanding shares of Rio Condor other than one common share of Rio Condor that is held by a local individual, as required under Chilean law. References to “Bridgeport” in this MD&A refer to the Corporation, BPV Gold and Rio Condor taken as a whole.

The Corporation is a Canadian-based exploration and development company primarily focused on the acquisition, exploration and development of properties which are prospective for gold and copper. The Corporation currently holds an interest in ten predominantly gold prospective properties located in Nevada, USA (the “Acquired Nevada Properties”) which the Corporation acquired from Fronteer Gold Inc. (“Fronteer”) and an additional 207 claims (the “Staked Nevada Claims”) contiguous to the Acquired Nevada Properties (the Staked Nevada Claims and together with the Acquired Nevada Properties, the “Nevada Portfolio”). The Corporation also continues to explore certain of the copper gold properties in Chile, near the mining centre of Copiapo. The Corporation’s two remaining Rio Condor Properties at the date of this MD&A are the Trillador and Tamara properties which are subject to property payments totalling US $100,000 (US $50,000 is due on November 5, 2011 for Tamara and US $50,000 is due on January 31, 2012 for Trillador). The Corporation’s total payment schedule for both properties is outlined on pages 9 and 11.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

The Corporation is a reporting issuer under applicable securities legislation in every province in Canada, except Quebec, and in the United States and the common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “BPV”. In addition, the warrants of the Corporation trade under the symbols “BPV.WT” and “BPV.WT.A”.

The Corporation has no revenues, so its ability to ensure continuing operations is dependent on its completing the acquisition of its mineral property interests, the discovery of economically recoverable reserves, confirmation of its interest in the underlying mineral claims, and its ability to obtain necessary financing to complete its exploration activities, development and future profitable production.

The Corporation's goal is to deliver superior returns to shareholders by concentrating on the acquisition of properties that have the potential to contain precious and base metals. The Corporation currently plans to focus on certain properties, as set out below under “Mineral Exploration Properties”.

Highlights for the Year

  On December 20, 2010 and January 7, 2011, the Corporation closed a public offering (the "Offering") and over allotment of 15,000,000 and 2,250,000 units ("Units"), respectively, of the Corporation at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $326,783 were incurred in relation to the Offering. Each Unit consisted of one common share of the Corporation and one-half of one common share purchase warrant (each whole such common share purchase warrant, a "Warrant"). Each Warrant entitles the holder thereof to acquire one additional common share of the Corporation at an exercise price of $1.40 until the date that is two years following the closing of the Offering.

  The Corporation intends to use the net proceeds of the Offering to explore its Nevada Portfolio, for future property acquisitions and for general corporate purposes.

  On November 16, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties pursuant to an acquisition agreement amongst the Corporation, BPV Gold and Fronteer, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer (representing approximately 16% of the issued and outstanding common shares as of such date, prior to such issuance).

  On August 24, 2010, the transaction with Gondwana Gold Inc. (“Gondwana Gold”) (formerly “China Opportunity Inc.”) closed and the Corporation received $20,000 cash and 400,000 common shares (valued at $80,000) of Gondwana Gold in accordance with the terms of the agreement in exchange for an option to acquire up to a 70% interest in the McCart property. See “McCart Township Project” under “Mineral Exploration Properties” below.

  The Corporation spent $2,465,324 during the year ended April 30, 2011 (April 30, 2010 - $1,032,653; and April 30, 2009 - $191,955), on exploration activities on its mineral properties. At April 30, 2011, the Corporation had mineral exploration properties at a carrying cost of $7,659,047 (April 30, 2010 - $3,840,460; and April 30, 2009 - $165,932). See “Mineral Exploration Properties” below.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011
  At April 30, 2011, the Corporation had working capital of $22,432,663 (April 30, 2010 – $10,942,645; and April 30, 2009 - $83,263). The Corporation had $22,870,894 in cash and cash equivalents (“total cash”) (April 30, 2010 - $11,137,382; and April 30, 2009 - $103,784). The increase in total cash and working capital during the year ended April 30, 2011, was primarily due to cash proceeds from the Offering. The increase was offset by expenditures on the Corporation’s mineral properties (as discussed above) and operating expenses.

Corporate Information

  On September 29, 2010, Ms. Shastri Ramnath was appointed as President and Chief Executive Officer of the Corporation. Ms. Ramnath was subsequently appointed to the board of directors of the Corporation on October 14, 2010.

  On January 10, 2011, the Corporation announced the appointment of Mr. Graham Clow to the board of directors of the Corporation. On the same date, the Corporation announced the resignation of Mr. John McBride from the board of directors.

Trends

The Corporation is a mineral exploration company, focused on the acquisition, exploration and development of properties for the mining of precious and base metals. The Corporation has operations in Latin America, the United States and Canada. The Corporation’s financial success will be dependent upon the extent to which it can make discoveries and on the economic viability of any such discoveries. The development of such assets may take years to complete and the resulting income, if any, is difficult to determine with any certainty. The Corporation lacks mineral resources and mineral reserves and to date has not produced any revenues. The sales value of any minerals discovered by the Corporation is largely dependent upon factors beyond its control, such as the market value of the commodities produced.

There are significant uncertainties regarding the price of copper, silver, gold and other minerals and the availability of equity financing for the purposes of exploration and development. The future performance of the Corporation is largely tied to the development of its Tamara and Trillador properties in Chile and the Nevada Portfolio and other prospective business opportunities and the overall financial markets. Financial markets are likely to be volatile, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of copper, silver, gold and other minerals exploration and development, particularly without excessively diluting the interests of existing shareholders. These trends may limit the ability of the Corporation to develop and/or further explore its current mineral exploration properties and any other property interests that may be acquired in the future.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Selected Annual Financial Information

The following is selected financial data derived from the audited consolidated financial statements of the Corporation at April 30, 2011, 2010 and 2009.

	Year ended April 30, 2011	Year ended April 30, 2010	Year ended April 30, 2009
Net loss	$(7,293,314)	$(1,978,198)	$(123,852)
Net loss per share (basic and diluted)	$(0.20)	$(0.12)	$(0.02)
	As at April 30, 2011	As at April 30, 2010	As at April 30, 2009
Total assets	$31,181,480	$15,134,191	$279,121

  The net loss for the year ended April 30, 2011 consisted primarily of (i) stock option compensation of $1,352,186; (ii) professional fees of $787,883; (iii) business development costs of $183,796; (iv) write-off of exploration properties of $4,474,945; and (v) other working capital expenditures incurred to maintain the operation of the Corporation. These amounts were offset by (i) future income tax recovery of $449,189; and (ii) interest and other income of $155,774.

  The net loss for the year ended April 30, 2010 consisted primarily of (i) stock option compensation of $1,017,759; (ii) professional fees of $309,989; (iii) business development costs of $153,415; and (iv) other working capital expenditures incurred to maintain the operations of the Corporation. These amounts were offset by (i) future income tax recovery of $15,200; and (ii) interest income of $22,151.

  The net loss for the year ended April 30, 2009 consisted primarily of (i) professional fees of $12,238; (ii) interest and bank charges of $3,601; and (iii) write-off of the Gold Rock property of $161,023. These amounts were offset by (i) future income tax recovery of $48,600; and (ii) interest income of $4,410.

  As the Corporation has no revenue, its ability to fund its operations is dependent upon its securing financing through equity or the sale of assets. The value of any resource property asset is dependent upon the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete exploration and development, and the future profitable production or proceeds from disposition of such properties. See “Trends” above and “Risks and Uncertainties” below.

Mineral Exploration Properties

The Corporation’s exploration activities are at an early stage, and there are no known commercially exploitable deposits on any of the Corporation’s exploration properties, and any activities of the Corporation thereon will constitute exploratory searches for minerals. See “Risks and Uncertainties” below.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

McCart Township Project

(i) Description of McCart Township Project

On November 11, 2008, the Corporation entered into an agreement to acquire a 100% interest in two mining claims located near McCart Township, Ontario. The claims are subject to a 2% net smelter royalty (“NSR”). To acquire this interest, the Corporation:

  made a cash payment of $5,000; and
  issued 150,000 common shares of the Corporation valued at $19,500.

At any time after the commencement of commercial production, the Corporation has the right to purchase 1/2 of the 2% NSR for $1,000,000.

During the year ended April 30, 2010, the Corporation obtained three additional mining claims located in the same township subject to a 1% NSR (50% of which the Corporation has the right to purchase for $1,000,000) for cash consideration of $nil. Subsequent to the year end, the three claims were cancelled.

The claims reference above are collectively referred to herein as the “McCart property”.

On August 24, 2010, the Corporation granted to Gondwana Gold an option to acquire up to a 70% interest in the McCart property. Gondwana Gold may earn an initial 50% interest in the McCart property by:

(i)	making an initial cash payment to the Corporation in the amount of $20,000 (paid);
(ii)	issuing an aggregate of 1,050,000 common shares (400,000 issued) to the Corporation in tranches over a three year period; and
(iii)	incurring an aggregate of $400,000 in exploration expenditures on the McCart property in tranches over a three-year period.

Gondwana Gold may earn an additional 20% interest in the McCart property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, the Corporation received $20,000 cash and 400,000 common shares of Gondwana Gold in accordance with the terms of the agreement. The 400,000 common shares received were valued at $80,000 on August 24, 2010. As of April 30, 2011, the bid price of Gondwana Gold was $0.70 resulting in a unrealized gain of $200,000 which was recorded in other comprehensive income for the year ended April 30, 2011. There can be no assurance that Gondwana Gold will satisfy all the conditions necessary to obtain the 70% interest in the McCart property.

Because it has granted the option to Gondwana Gold and because it is no longer conducting any exploration of its own at the McCart property, the Corporation no longer considers the McCart property to be a material property.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

(ii) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred at the McCart property during the year ended April 30, 2011.

Exploration expenditures	$

Project management, supervision	7,736
Total	7,736

(iii) Budget

Planned expenditures are as follows:

Project/Property Name	Plans for Project	Planned Expenditures	Cumulative Expenditures to April 30, 2011	Remaining Commitment
McCart Property	None	$300,000 (1)(2)	$68,656 (2)	$nil (1)

(1)

The Corporation does not plan to spend any additional funds on the McCart property unless and until Gondwana Gold terminates its option. There can be no assurance that Gondwana Gold will satisfy all the conditions necessary to obtain the 70% interest in the McCart property. The Corporation will evaluate its alternatives in this regard on a going forward basis in consideration of all relevant factors.

(2)	The Phase 1 budget for the McCart property was estimated to be $300,000.

Rio Condor Properties

(i) Description of Rio Condor properties

(a) Rosario-Tamara

The Corporation had an option to pay US$10.4 million over a four year period to acquire a 100% interest in the properties known as the Rosario project (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions) and the Tamara property. The Rosario project is subject to a 2% NSR which may be purchased for US$2 million, however the Tamara property is royalty free. The Corporation was required to pay a total commission or management fee of US$500,000 over the same four year period. The vendors of Rosario and Eliana I were entitled to excavate a total of 6,000 tons per month from the property until the last payment is made.

To date, the Corporation has focused its exploration efforts on the Rosario project, and based on the assay results, style of copper mineralization, and discontinuity of the zones, management has decided that the property does not have the size potential for the Corporation to make a significant copper-gold discovery of 100 million tonnes or more. Accordingly, Bridgeport has determined to terminate its rights to the Rosario, Eliana I, II and III, and Julia mining concessions, which decision was carried out by not making the deferred May 20, 2011 property payment of US $720,000. As a result, the Corporation has written off all costs associated with these mining concessions.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

The Corporation has retained its rights to the Tamara property. During the year ended April 30, 2011, the Corporation paid $56,111 (US$50,000) pursuant to the agreement relating to the Tamara property. The Corporation is entitled to maintain its rights to the Tamara property by making the following cash payments.

Option Agreement Payment Dates	Tamara I 1 - 9 US ($)
November 5, 2009	15,000 (paid)
November 5, 2010	35,000 (paid)
November 5, 2011	50,000
November 5, 2012	70,000
November 5, 2013	230,000
Total	400,000

(b) Soesmi

Pursuant to an agreement entered into on December 3, 2009, Rio Condor had the option of paying US$1,000,000 over three years to acquire a 100% interest in the Soesmi mining concessions, which are contiguous to the concessions comprising the Rosario project. The Soesmi claim group is subject to a 2% NSR that may be purchased for US$1,000,000. Cash payments in the aggregate of US$1,000,000 were due as follows:

Dates	Cash payments US ($)
Date of signing the agreement	75,000 (paid)
June 3, 2010	50,000 (paid)
December 3, 2010	50,000 (not paid)
June 3, 2011	100,000 (not paid)
December 3, 2011	150,000
December 3, 2012	575,000
Total	1,000,000

During the second quarter of fiscal 2011, the Corporation decided not to make the next option payment due in respect of the Soesmi property, and to allow its rights in respect of such property to lapse. As a result, the Corporation has written off all costs associated with this project. The notice to cancel the agreement was sent to the owner on December 1, 2010.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

(c) Simonetta

Pursuant to an agreement entered into on January 23, 2010, Rio Condor had the option of paying US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario project. This acquisition was royalty free.

A third party (the "Claimant") had disputed the rights of Rio Condor to access and conduct exploration activities on the Simonetta mining concessions, based on an existing lease agreement (the “Existing Lease”) that the owner of such concessions (the “Owner”) had previously entered into with a third party. The Existing Lease was not previously disclosed to Rio Condor. In connection with this matter, Rio Condor and the Owner agreed to deem Rio Condor as having fully exercised its option to acquire a 100% interest in these concessions notwithstanding that Rio Condor had only made its first and second payments under the governing option agreement to date. See the table below for a list of all payments paid. All remaining payments not yet made by Rio Condor had remained due and payable in accordance with the schedule set out in the table below in order for Rio Condor to maintain its ownership interest in the Simonetta mining concessions. In the event that Rio Condor failed to complete any such payments in accordance with such schedule, the ownership of the concessions would revert to the Owner, without any further liability to Rio Condor. The original option agreement was modified in this manner as the parties believed that, under Chilean civil law, Rio Condor may potentially have a stronger claim against the third party as an owner of the Simonetta mining concessions rather than as the holder of an option to acquire such property. Consequently, Rio Condor initiated a law suit against the third party requesting the competent ordinary court of Copiapó (1st Ordinary Court) to declare the termination of the Existing Lease in accordance with the applicable Civil Law. On December 15, 2010, the law suit was settled and Rio Condor acquired full access to the Simonetta property.

Dates	Cash payments US ($)
Date of signing the agreement	30,000 (paid) (1)
July 23, 2010	10,000 (paid)(2)
January 23, 2011	65,000 (not paid)
April 15, 2012	150,000
April 15, 2013	245,000
April 15, 2014	500,000
Total	1,000,000

(1) US$30,000 Canadian equivalent equals $30,782.
(2) US$10,000 Canadian equivalent equals $10,359. Paid on September 15, 2010 in connection with the modification of the agreement providing for the exercise of the option by Rio Condor as described above.

In January 2011, the Corporation completed one exploration drill hole on the Simonetta property. Subsequently the Corporation decided not to make the next option payment due in respect of the Simonetta property, and to allow its rights in respect of such property to lapse. As a result, the Corporation has written off all costs associated with this project.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

(d) Trillador

On July 5, 2010, the Corporation executed a letter of intent which provides that the Corporation will enter into an option agreement to acquire a 100% interest in the Trillador property through Rio Condor. The closing on the option agreement was to take place following a due diligence period.

The 70-hectare property is located in Region III of Chile, near the mining centre of Copiapo.

Under the terms of the proposed agreement with the property owners, the Corporation will be required to pay US$1.5 million over five years in order to acquire a 100% interest in the Trillador property. This acquisition is royalty free.

On August 27, 2010, the Trillador letter of intent was modified, whereby US$25,000 was required on signing (paid) as an advance partial payment of the first installment of the option agreement price. This amendment allowed Rio Condor a 120 business day grace period. As of January 31, 2011 (“Date of Closing”) the option agreement was executed and payment of US$25,000 was made (completing the total amount of the first installment of US$50,000). The option agreement was subsequently finalized. Cash payments in the aggregate of US$1.5 million will be due as follows:

Dates	Cash payments US ($)
Due on closing	25,000 (paid) (1)
January 17, 2011	25,000 (paid) (1)
January 31, 2012	50,000
January 31, 2013	60,000
January 31, 2014	250,000
January 31, 2015	1,090,000
Total	1,500,000

(1) US$50,000 Canadian equivalent equals $51,795.

Update of Rio Condor properties

Control of the Rio Condor properties was acquired in fiscal 2010 and the early part of fiscal 2011. The Rio Condor properties are located approximately 40 kilometres south-southeast of the mining city of Copiapo, which has a population of approximately 110,000. Copiapo has all normal facilities and is serviced by several commercial jet flights daily to the Chilean capital, Santiago. In addition, there is a government (ENAMI) oxide and sulphide processing plant at Copiapo (Paipote) that accepts ore for treatment from small mine producers, as well as a copper smelter.

During the year ended April 30, 2010, a technical report dated November 27, 2009, as revised on December 4, 2009 and entitled “Summary Report on the Rosario Copper-Gold Project, Region III, Atacama, Chile, Prepared for Bridgeport Ventures Inc.” was prepared in compliance with National Instrument 43-101 by Dr. Matthew D. Gray (a qualified person) and filed on SEDAR (the “Rosario Report”). The Rosario Report describes the geology, mineralization and potential of the Rosario-Tamara properties based on reconnaissance mapping and sampling. It recommends a first phase drilling program of 3,000 metres, to be followed by a second phase program of 6,000 metres if warranted. The Corporation has completed the first phase of the diamond drill program on its Rosario project, comprising 10 drill holes and 2,383 meters that commenced on April 27, 2010, and was completed on June 18, 2010. The drilling results ranged from insignificant in drill holes 05 and 09 to as much as 40 meters containing 0.76% copper and 0.3 g/t gold in drill hole 03. All significant drill hole results, defined as at least 4m with greater than 0.1% copper, from the Phase 1 drilling are summarized in the following table.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Drill Hole #	Total Length (m)	Interval From (m)	Interval To (m)	Interval Length (m)	Copper %	Gold g/t
01	386	162	190	28	0.23	0.00
01		206	214	8	0.52	0.01
01		226	232	6	0.30	0.00
01		252	262	10	0.28	0.00
02	230	52	82	30	0.79	0.22
02		154	176	22	0.23	0.02
02		202	208	6	0.34	0.02
03	302	14	54	40	0.76	0.30
03		66	82	16	0.41	0.08
03		96	106	10	0.18	0.00
03		124	130	6	0.20	0.01
03		212	216	4	0.26	0.02
04	142	16	22	6	0.18	0.01
04		34	38	4	0.12	0.02
04		176	184	8	0.30	0.01
04		226	236	10	0.16	0.01
05	299	No significant intercepts
06	200	62	76	14	0.14	0.00
06		116	126	10	0.13	0.00
06		134	144	10	0.20	0.01
07	218	66	86	20	0.34	0.00
08	200	4	10	6	0.28	0.01
08		24	28	4	0.37	0.02
08		44	62	18	0.64	0.02
08		102	112	10	0.45	0.01
08		144	148	4	0.15	0.00
09	206	No significant intercepts
10	200	82	102	20	0.65	0.05
10		114	128	14	1.48	0.09
10	182	186	4	0.38	0.03

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

On July 11, 2010, the Corporation commenced the second phase of the diamond-drilling program on its Rosario project and two diamond drill holes totaling 400 meters were completed prior to fiscal year end. The drilling results ranged from insignificant in drill hole 12 to as much as 28 meters containing 0.39% copper in drill hole 11. In January 2011, the Corporation re-commenced the second phase diamond drilling program at the Rosario project, drill testing the Simonetta, Tamara, and Trillador areas. During the 2011 diamond drill campaign, a total of five drill holes (1,736 metres) were completed. The best drill results were obtained in drill hole RDDH-015 in the Trillador concession, which returned 0.63% copper and 0.02 grams per ton gold over 24 metres. All drill hole results from the 2010 and 2011 Phase 2 drilling through May 31, 2011 are summarized in the following table.

Drill Hole #	Total Length (m)	Interval From (m)	Interval To (m)	Interval Length (m)	Copper %	Gold g/t
11	200	2	28	26	0.39	0.01
11		66	90	24	0.2	0.01
12	200	No significant intercepts
13	351	No significant intercepts
14	349	26	38	12	0.11	0.00
14		96	112	16	0.16	0.00
14		120	124	4	0.19	0.00
15	313	14	40	26	0.36	0.01
15		48	54	6	0.17	0.01
15		66	70	4	1.37	0.02
15		112	136	24	0.63	0.02
15		148	154	6	0.15	0.01
15		256	266	10	0.13	0.01
16	350	No significant intercepts
17	273	36	40	4	0.35	0.02
17		104	110	6	0.20	0.00
17		124	130	6	0.14	0.00

Potential quantity and grade are conceptual in nature. There has been insufficient exploration to define a mineral resource at the Rosario project to date and it is uncertain if further exploration will result in the target being delineated as a mineral resource.

Phase One and Two drill objectives and locations were established based on geological mapping and a review of data from a recently acquired I.P. survey. A topographic survey was commissioned and completed using the LIDAR (laser indicated distance and ranging) system. This has resulted in the production of a topographic map of the project with contour intervals of one metre that is being used as a base plan for all exploration activities.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

According to the Rosario Report, the Rosario-Tamara properties host copper-gold mineralization, which is currently being exploited by local residents via open pit mining of both oxide and sulphide ores at several localities, as well as underground mining via spiral decline on the Rosario concession. Mineralization is transported by truck to the ENAMI oxide and sulphide treatment plants at Paipote. The current geological mapping program indicates that the copper oxide mineralization could have migrated along favourable fractures and structures, while the sulphide mineralization is hosted in dioritic-granodioritic intrusives and adjacent andesitic volcanic units, as well as poorly sorted, large clast breccia bodies. In places the sulphide mineralization is preferentially located along specific volcanic units (more permeable) and forms shallowly dipping mantos. In general, the sulphide mineralization is associated with albite alteration of the host rocks. Sulphide mineralization is predominantly disseminated chalcopyrite and associated pyrite, with rare bornite. The sulphide ore being mined at Rio Condor’s Rosario project typically grades between 1.5 -2.0% Cu and 0.5 -1.0 g/tAu. Reconnaissance sampling of the decline also showed anomalous molybdenum contents of between 100-300 g/t, associated with this grade of copper gold mineralization.

(ii) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred by the Corporation during the year ended April 30, 2011, in respect of its property interests in Chile.

Exploration expenditures	$
Salaries	43,948
Expediting	167,097
Travel	39,121
Consulting	288,572
Property costs	17,887
Geologists	230,208
Survey costs	86,607
Vehicle and fuel	54,063
Lodging and meals	25,726
Drilling	831,022
Total	1,784,251

(iii) Budget

The Corporation planned to complete a diamond-drilling program at an estimated aggregate cost of $3.9 million in several phases (this amount also included acquisition costs). Cumulative expenditures spent to April 30, 2011 amounted to $2.31 million on its property interests in Chile. During fiscal 2011, the Corporation has written off all costs associated with the Rosario project (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions), the Soesmi property and the Simonetta property. The Corporation’s two remaining property interests in Chile at the date of this MD&A are the Trillador and Tamara properties which are subject to property payments totalling US $100,000 (US $50,000 is due on November 5, 2011 for Tamara and US $50,000 is due on January 31, 2012 for Trillador). The Corporation’s total payment schedule for both properties is outlined on pages 9 and 11.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

At the date of this MD&A, although the Corporation does not have a budgeted work plan for Tamara and Trillador, required property payments for these two projects have been made to maintain the Corporation’s interests in good standing.

Nevada Portfolio properties

(i) Description of Nevada Portfolio properties

On November 15, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties pursuant to an acquisition agreement amongst the Corporation, BPV Gold and Fronteer, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer (representing approximately 16% of the issued and outstanding common shares as of such date, prior to such issuance). The Corporation also acquired the Staked Nevada Claims.

The Nevada Portfolio is held by the Corporation’s wholly-owned subsidiary, BPV Gold. While the Nevada Portfolio is currently in the exploration phase, it is located in gold districts that have produced or are currently producing significant gold. The Nevada Portfolio is comprised of the properties listed in the table below.

Name of property	Number of claims comprising	Location
	property
Acquired Nevada Properties

Blackrock	12	Lyon County, Nevada
Argentite	8	Esmeralda County, Nevada
Bellview	53 (1)	White Pine County, Nevada
Horsethief	18	Lincoln, Nevada
Hot Pot	36	Humboldt County, Nevada
Fri Gold	28	Nye County, Nevada
Columbia	8	Humboldt County, Nevada
Kobeh	37	Eureka County, Nevada
Ashby	3	Mineral County, Nevada
East Walker	4	Lyon County, Nevada

Staked Nevada Claims

Argentite	14 (2)	Esmeralda County, Nevada
Ashby	13	Mineral County, Nevada
Blackrock	8	Lyon County, Nevada
Horsethief	78	Lincoln, Nevada
Columbia	49	Humboldt County, Nevada

(1) Comprised of 10 claims known as the “Bellview Lease Claims” and 43 claims known as the “Bellview Project Claims”. BPV Gold holds a 50% leased interest in the Bellview Lease Claims and a 100% interest in the Belleview Project Claims.
(2) Includes partial claims and fractions.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

The Corporation holds a 100% interest in the Nevada Portfolio (other than the Bellview Lease Claims, in respect of which BPV Gold holds a 50% leased interest), subject to (i) a 2% NSR retained by Fronteer with respect to the Blackrock, Argentite, Horsethief, Fri Gold, Columbia, Ashby and East Walker properties comprising, in part, the Acquired Nevada Properties; and (ii) an aggregate 3% NSR held by Fronteer and certain other third parties with respect to the Bellview Project, Bellview Lease, Hot Pot and Kobeh properties comprising, in part, the Acquired Nevada Properties. In addition to the properties acquired from Fronteer, as at the date of this MD&A, Bridgeport has staked a further 207 claims adjacent to the properties and intends to continue with the land acquisition effort.

Update of Nevada Portfolio properties

The Corporation commenced geophysical surveys of the Argentite, Fri Gold, Columbia, and Horsethief projects in March 2011. As of July 25, 2011, the geophysical surveys were complete for all but the Horsethief project. Soil geochemical surveys of the Argentite, Columbia, and Horsethief projects began in April 2011 and were completed in May 2011. Phase One drill programs at the Blackrock and Hot Pot projects began in April 2011. As of July 25, 2011, six of ten planned Phase One drill holes were completed at the Blackrock project and two of six planned Phase One drill holes were completed at the Hot Pot project.

(ii) Project Expenditures

The following table sets forth a breakdown of material components of exploration expenditures incurred by the Corporation, during the year ended April 30, 2011, in respect of the Nevada Portfolio properties.

Exploration expenditures	$
Geology	130,086
Property	135,506
Geophysics	72,993
Diamond drilling	789,135
Investor relations	50,895
General and administrative	77,075
Total	1,255,690

Budget

The Corporation expects to continue exploring for gold and silver on the Nevada Portfolio throughout the upcoming financial year (2011 to 2012). The Corporation anticipates the expenditures for Nevada will be approximately $5 million dollars and the Corporation expects to focus on the Fri Gold, Bellview, and Horsethief Properties. Field activities planned include geophysical surveying, geochemical sampling, geological mapping, and/or diamond/RC drilling. The budget of $5 million dollars is discretionary, subject to change if management decides to scale back operations or accelerate exploration. At the date of this MD&A, the Nevada Portfolio is in good standing.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Technical Information

All scientific and technical information contained in this MD&A related to the Bridgeport properties has been prepared by or under the supervision of Matthew D. Gray, Ph.D., C.P.G. #10688, an independent technical consultant to the Corporation and a “qualified person” within the meaning of National Instrument 43-101. Dr. Gray has verified the technical information related to the Bridgeport properties by means of site visits to the projects, personal review of technical data, and independent sampling.

For further details with respect to the mineral exploration properties of the Corporation in Chile, please refer to the Rosario Report, available on SEDAR at www.sedar.com.

For further details with respect to certain of the Nevada Portfolio properties of the Corporation, please refer to the technical report entitled “Summary Report on the Nevada Gold Project Portfolio Comprising the Blackrock, Argentite, Bellview and Horsethief Gold Projects, Nevada, USA, Prepared for Bridgeport Ventures Inc.” dated November 26, 2010 as amended on December 7, 2010, prepared by Dr. Matthew D. Gray, a copy of which is available under the Corporation’s profile at www.sedar.com.

Overall Objective

The primary business objective of the Corporation is to explore and, if warranted, develop gold and copper-gold properties in the Americas. The Corporation seeks to target properties with excellent exploration potential to advance rapidly toward development focusing on properties with million ounce potential. Through an aggressive success driven exploration program, the Corporation’s principal focus in 2011 and 2012 is to determine which of its current portfolio of properties will warrant further investment. In the near term, planned activities at the Nevada Portfolio properties include geological mapping, geological sampling, geophysical surveying and drilling which commenced on March 1, 2011 and is expected to be completed by August 31, 2011. For further details regarding the Corporation’s proposed 2011 exploration program with respect to the Nevada Portfolio properties, please see “Liquidity and Financial Position”, below.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Selected Quarterly Information

A summary of selected information for each of the eight most recent quarters is as follows:

Three Months Ended	Net Revenues ($)	Net Loss		Total Assets ($)
		Total ($)	Per Share (Basic and Diluted) ($)
2011-April 30	-	(3,658,453) (1)	(0.09)	31,181,480
2011-January 31	-	(1,536,379) (2)	(0.04)	34,488,629
2010-October 31	-	(1,443,610) (3)	(0.05)	13,460,277
2010-July 31	-	(654,872) (4)	(0.02)	14,493,248
2010-April 30	-	(883,118) (5)	(0.05)	15,134,191
2010-January 31	-	(984,147) (6)	(0.04)	15,640,341
2009-October 31	-	(103,872) (7)	(0.01)	1,385,040
2009-July 31	-	(7,061) (8)	(0.00)	330,480

Notes:
(1)

Net loss of $3,658,453 consisted primarily of stock-based compensation $237,901; professional fees $125,163; reporting issuer costs of $13,443; business development costs $3,555; write-off of exploration property $3,309,120 and management fees $7,125. These amounts were offset by interest income $73,020 and future income tax recovery $294,200. All other expenses related to general working capital purposes.

(2)

Net loss of $1,536,379 consisted primarily of stock-based compensation $464,096; professional fees $277,617; reporting issuer costs $106,730; business development costs $26,665; write-off of exploration property $554,473 and management fees $15,088. These amounts were offset by interest income of $45,525 and future income tax recovery $138,700. All other expenses related to general working capital purposes.

(3)

Net loss of $1,443,610 consisted primarily of stock-based compensation $413,314; professional fees $158,884; business development costs $79,894; write-off of exploration property $611,352 and management fees $30,750. These amounts were offset by interest income of $19,535. All other expenses related to general working capital purposes.

(4)

Net loss of $654,872 consisted primarily of stock-based compensation $236,875; professional fees $226,219; business development costs $73,682; and management fees $32,350. These amounts were offset by interest income of $17,694. All other expenses related to general working capital purposes.

(5)

Net loss of $883,118 consisted primarily of: stock-based compensation $264,413; professional fees $175,336; reporting issuer costs $146,803; management fees $38,750; and business development $111,714. These amounts were offset by interest income of $17,092. All other expenses related to general working capital purposes.

(6)

Net loss of $984,147 consisted primarily of: stock-based compensation $697,346; professional fees $126,653; reporting issuer costs $42,494; management fees $35,750; and business development $41,701. These amounts were offset by interest income of $5,059. All other expenses related to general working capital purposes.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

(7)

Net loss of $103,872 consisted primarily of: stock-based compensation $56,000; reporting issuer costs $26,707; and consulting fees $17,000. All other expenses related to general working capital purposes.

(8)	Net loss of $7,061 consisted primarily of: professional fees of $4,000; consulting fees of $3,000; and interest and bank charges of $61. All other expenses related to general working capital purposes.

Results of Operations

Twelve months ended April 30, 2011, compared with twelve months ended April 30, 2010

The Corporation’s net loss totaled $7,293,314 for the twelve months ended April 30, 2011, with basic and diluted loss per share of $0.20. This compares with net loss of $1,978,198 with basic and diluted loss per share of $0.12 for the twelve months ended April 30, 2010. The increase of $5,315,116 in net loss was principally because:

  The Corporation incurred an increase in professional fees of $477,894 for the twelve months ended April 30, 2011, compared to the twelve months ended April 30, 2010. The increase can be attributed to increased corporate activity, including the Corporation’s registration under section 12(g) of the U.S. Securities Exchange Act of 1934, as amended, which in addition to technical activities, required assistance from the Corporation’s auditors and corporate lawyers;

  The Corporation incurred an increase in stock-based compensation of $334,427 for the twelve months ended April 30, 2011, compared to the twelve months ended April 30, 2010. The increase can be attributed to the vesting during the year ended April 30, 2011 of 1,700,000 stock options issued in fiscal 2010 and 2,340,000 stock options granted in 2011 (details below), compared to vesting during the year ended April 30, 2010 of 2,400,000 stock options issued during the twelve months ended April 30, 2010. The 1,700,000 stock options issued in fiscal 2010 and 2,340,000 options granted in 2011 (details below) have vesting terms subject to the Corporation`s stock option plan, which require a stock-based compensation expense of $1,352,186 to be recorded in the twelve months ended April 30, 2011 compared to $1,017,759 in the comparative period. Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.

  During the twelve months period ended April 30, 2011, the following stock options were issued and modified:

  On September 23, 2010, the Corporation granted 400,000 stock options to an officer pursuant to the Corporation's stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 81%, risk-free rate of return 2.11% and an expected maturity of 5 years. For the year ended April 30, 2011, $172,227 was expensed to stock-based compensation.

  On December 21, 2010, the Corporation granted 1,600,000 stock options to an officer pursuant to the Corporation's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 76.51%, risk-free rate of return 2.17% and an expected maturity of 5 years. For the year ended April 30, 2011, $481,064 was expensed to stock-based compensation.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

  On January 7, 2011, the Corporation granted 250,000 stock options to a director pursuant to the Corporation's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 76.09%, risk-free rate of return 2.24% and an expected maturity of 5 years. For the year ended April 30, 2011, $56,859 was expensed to stock-based compensation.

  On March 15, 2011, the Corporation granted 35,000 options at $0.85 to an employee of the Corporation with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $11,375 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2011, $4,508 was expensed to stock- based compensation.

  On March 15, 2011, the Corporation granted 55,000 options at $1.00 to employees of the Corporation with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $16,720 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the year ended April 30, 2011, $6,626 was expensed to stock- based compensation.

  During the year ended April 30, 2011, a significant shareholder of the Corporation, and a significant shareholder who is also a director and Chairman of the Corporation, granted an aggregate of 1,000,000 options to an officer of the Corporation to acquire certain of their holdings of common shares of the Corporation at an exercise price of $1.00 per share until September 29, 2015. These options vest as to one-third on March 29, 2011, one-third on September 29, 2011 and one-third on September 29, 2012. The grant date fair value of $729,000 was assigned to the stock options as estimated by using the Black- Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 80%, risk-free rate of return 1.79%, and an expected maturity of 5 years. On December 21, 2010, the options were cancelled and $nil was expensed as stock based compensation in the year ended April 30, 2011.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

  During the year ended April 30, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director have been modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant.

Several variables are used when determining the value of stock options using the Black-Scholes valuation model:

  The expected term: the Corporation used the expected terms of five years, which is the maximum term ascribed to the stock options issued, for the purposes of calculating their value; the Corporation chose the maximum term because it is difficult to determine with any reasonable degree of accuracy when these stock options will be exercised.

  Volatility: the Corporation used historical information on the market price of a similar company to determine the degree of volatility at the date the stock options were granted. Therefore, depending on when the stock options are granted and the period of historical information examined, the degree of volatility can be different when calculating the value of different stock options.

  Risk-free interest rate: the Corporation used the interest rate available for government securities of an equivalent expected term at the date of the grant of the stock options. The risk-free interest rate will vary depending on the date of the grant of the stock options and their expected term.

  Dividend yield: the Corporation has not paid dividends in the past because it is in the exploration stage and has not yet earned any significant income. Also, the Corporation does not expect to pay dividends in the foreseeable future because it does not expect to bring its mineral properties into production and earn significant revenue in the foreseeable future. Therefore, a dividend rate of 0% was used for the purposes of the valuation of the stock options.

  The Corporation incurred a decrease in reporting issuer costs of $95,831 (includes transfer agent fees, filing fees, shareholder information costs and stock exchange fees). The decrease can be attributed to higher costs in fiscal year 2010 related to the initial public offering on October 7, 2009 than fiscal 2011;

  The decrease in management fees of $9,187 for the twelve months ended April 30, 2011, compared to the twelve months ended April 30, 2010, can be attributed to payment of $45,313 (twelve months ended April 31, 2010 - $37,500) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. The Corporation paid $40,000 to Marrelli Support Services Inc. ("MSSI") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (twelve months ended April 30, 2010 - $36,000). Carmelo Marrelli is the president of MSSI. (See “Related Party Transactions” for further information). In fiscal 2010, $21,000 was paid to St. Germain Capital Corp., a Corporation that is beneficially controlled by Steven Mintz, the former Chief Executive Officer of the Corporation. No such fees were paid in fiscal 2011. (See “Related Party Transactions” for further information);

  The Corporation incurred an increase in business development fees of $30,381 for the twelve months ended April 30, 2011, compared to the twelve months ended April 30, 2010. The increase can be attributed to consulting fees, investor relation costs and travel charges incurred to develop the Corporation’s investor profile and business opportunities for the Corporation which increased since completing the initial public offering on October 7, 2009 and also due to the Offering in December 2010;

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011
  General and administrative expenses increased by $812,703 for the twelve months ended April 30, 2011, compared to the twelve months ended April 30, 2010 and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage, support costs for the Nevada Portfolio and courier charges. The increase can be attributed to increased corporate activity, which includes the Nevada Portfolio during the twelve months ended April 30, 2011 compared to the same period in 2010. General and administrative expenses include:
Description	Year ended April 30,	Year ended April 30,
	2011	2010
	$	$
General and Admin	136,129	20,516
Consultants	73,613	-
Travel	161,318	57,840
Payroll	268,430	23,225
Legal and accounting	70,150	-
Investor relations	24,963	-
Insurance	41,354	10,620
Rent	109,854	31,778
Communication	17,774	3,678
IT expenses	49,566	1,555
Meals	21,589	12,825
Total	974,740	162,037

  Foreign exchange gain increased by $150,680 during the twelve months ended April 30, 2011, compared with the same period in 2010. The increase in foreign exchange gain can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  The Corporation decided not to make the next option payment due in respect of the Soesmi property, and to allow its rights in respect of such property to lapse. As a result, the Corporation has written off all costs associated with this project. This amounted to $611,352;

  Through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) would not be made. As a result, Rio Condor's rights in respect of such property have been forfeited and the associated costs of $554,473 with the project have been written-off.

  The Corporation decided not to continue with the Rosario project (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions). As a result, Rio Condor’s rights in respect of such properties have been forfeited and costs of $3,309,120 associated with the project have been written off.

  Interest income increased by $133,623 during the twelve months ended April 30, 2011. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, the private placement, which was completed on December 1, 2009 and the Offering and over allotment, which were completed on December 20, 2010 and January 7, 2011, respectively; and

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011
  All other expenses related to general working capital purposes.

Three months ended April 30, 2011, compared with three months ended April 30, 2010

The Corporation’s net loss totaled $3,658,453 for the three months ended April 30, 2011, with basic and diluted loss per share of $0.09. This compares with net loss of $883,118 with basic and diluted loss per share of $0.05 for the three months ended April 30, 2010. The increase of $2,775,335 in net loss was principally because:

  The Corporation incurred a decrease in professional fees of $50,173 for the three months ended April 30, 2011, compared to the three months ended April 30, 2010. The decrease can be attributed to decreased corporate activity in the fourth quarter of 2011 which required less assistance from the Corporation’s auditors and corporate lawyers;

  The Corporation incurred a decrease in stock-based compensation of $26,512 for the three months ended April 30, 2011, compared to the three months ended April 30, 2010. The decrease can be attributed to the cancellation of 175,000 stock options in the third quarter of 2011 that had not fully vested as of April 30, 2011 which led to a reduction of stock-based compensation in the fourth quarter of 2011 compared to the fourth quarter of 2010. Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly;
  The variables used in the Black-Scholes valuation model are similar to that described in stock- based compensation on pages 19 and 21;

  The Corporation incurred a decrease in reporting issuer costs of $133,360 (includes transfer agent fees, filing fees, shareholder information costs and stock exchange fees). The decrease can be attributed to higher costs in fiscal year 2010 related to listing fees than fiscal 2011;

  The decrease in management fees of $31,625 for the three months ended April 30, 2011, compared to the three months ended April 30, 2010, can be attributed to payment of $3,125 (three months ended April 30, 2010 - $18,750) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. The Corporation paid $4,000 to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (three months ended April 30, 2010 - $20,000). Carmelo Marrelli is the president of MSSI. (See “Related Party Transactions” for further information);

  The Corporation had a decrease in business development fees of $108,159 for the three months ended April 30, 2011, compared to the three months ended April 30, 2010. The decrease can be attributed to the fact that the Corporation terminated its lead investor relations consultant to re- focus the Corporation’s business development strategy under the supervision of Ms. Shastri Ramnath;

  General and administrative expenses increased by $287,136 for the three months ended April 30, 2011, compared to the three months ended April 30, 2010 and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage, support costs for the Nevada Portfolio and courier charges. The increase can be attributed to increased corporate activity during the three months ended April 30, 2011 compared to the same period in 2010;

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

  Foreign exchange gain increased by $97,780 during the three months ended April 30, 2011, compared with the same period in 2010. The increase in foreign exchange gain can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  The Corporation has decided not to continue with the Rosario project (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions). As a result, Rio Condor’s rights in respect of such properties have been forfeited and costs of $3,309,120 associated with the project have been written off.

  Through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) would not be made. As a result, Rio Condor's rights in respect of such property have been forfeited.

  Interest income increased by $55,928 during the three months ended April 30, 2011 compared to three months ended April 30, 2010. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, the private placement, which was completed on December 1, 2009 and the Offering and over allotment, which were completed on December 20, 2010 and January 7, 2011, respectively; and

  All other expenses related to general working capital purposes.

Twelve months ended April 30, 2010, compared with twelve months ended April 30, 2009

Bridgeport’s net loss totaled $1,978,198 for the twelve months ended April 30, 2010, with basic and diluted loss per share of $0.12. This compares with net loss of $123,852 with basic and diluted loss per share of $0.02 for the twelve months ended April 30, 2009. The increase of $1,854,346 in net loss was principally because:

  The Corporation incurred an increase in stock-based compensation of $1,017,759 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009. The increase can be attributed to the grant of 2,400,000 stock options in fiscal 2010, compared to nil stock options issued in fiscal 2009. The options issued vest in accordance with the stock option plan. Following are the details of the stock options issued in fiscal 2010.
www.bridgeportventures.net	P a g e | 24

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Number of Stock Options Issued	Exercise Price ($)	Expiry date
700,000	0.35	August 20, 2014
200,000	1.20	November 12, 2014
250,000	1.20	November 17, 2014
300,000	1.40	December 7, 2014
525,000	1.40	December 7, 2014
250,000	2.15	January 11, 2015
100,000	2.40	January 25, 2015
25,000	2.40	February 1, 2015
50,000	2.45	March 10, 2015
2,400,000

The stock options were issued to attract key personnel to work for the Corporation.

Several variables are used when determining the value of stock options using the Black-Scholes valuation model:

  The expected term: the Corporation used the maximum term ascribed to these stock options for the purpose of calculating their value. The Corporation chose the maximum term because it is difficult to determine with any reasonable degree of accuracy when these stock options will be exercised.

  Volatility: the Corporation used historical information for a similar company’s common shares to determine the degree of volatility at the date the stock options were granted. Depending on when the stock options were granted and the period of historical information examined, the degree of volatility can be different when calculating the value of different stock options.

  Risk-free interest rate: the Corporation used the interest rate available for government securities of an equivalent term beginning on the date of the grant of the stock options. The risk-free interest rate will vary depending on the date of the grant of the stock options and their expected term.

  Dividend yield: the Corporation has not paid dividends in the past because it is in the exploration stage and has not yet earned any significant income. Therefore, a dividend rate of 0% was used for the purposes of the valuation of the stock options.

Readers of the financial statements should be cautious about the valuation of stock-based compensation since it can affect net income (loss) significantly.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

  The Corporation incurred an increase in professional fees of $297,751 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009. The increase can be attributed to increased corporate activity requiring assistance from the Corporation’s auditors and corporate lawyers in 2010 compared to 2009;

  As the Corporation completed its initial public offering and became a reporting issuer during the twelve months ended April 30, 2010, its reporting issuer costs amounted to $216,004 (includes transfer agent fees, filing fees, shareholder information costs and stock exchange fees). No such expenses were incurred during the twelve months ended April 30, 2009;

  The increase in management fees of $94,500 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009, can be attributed to payment of $21,000 (twelve months ended April 30, 2009 - $nil) to St. Germain Capital Corp., a company that is associated with the former Chief Executive Officer of Bridgeport, who is also the president and director of St. Germain Capital Corp. The Corporation paid $36,000 to Marrelli Support Services Inc. ("MSSI") for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (twelve months ended April 30, 2009 - $nil). Carmelo Marrelli is the president of MSSI. In addition, the Corporation paid H.R. Snyder Consultants $37,500 for Hugh Snyder to act as Chairman and Chief Executive Officer of the Corporation (See “Related Party Transactions” for further information);

  The Corporation incurred an increase in business development fees of $153,415 for the twelve months ended April 30, 2010, compared to the twelve months ended April 30, 2009. The increase can be attributed to consulting fees, investor relation costs and travel charges incurred to develop Bridgeport’s investor profile and business opportunities for the Corporation. No such expense was incurred during the twelve months ended April 30, 2009;

  General and administrative expenses increased by $158,436. General and administrative expenses totaled $162,037 for the twelve months ended April 30, 2010, (twelve months ended April 30, 2009 - $3,601) and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage and courier charges. The increase can be attributed to increased corporate activity for 2010 compared to 2009;

  Foreign exchange loss increased by $60,854 during the twelve months ended April 30, 2010, compared with the same period in 2009. The increase in foreign exchange loss can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  Interest income increased by $17,741 during the twelve months ended April 30, 2010. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, and the private placement, which was completed on December 1, 2009; and

  Write-off of mineral property decreased by $161,023 during the twelve months ended April 30, 2010. As a result of poor exploration results, the Corporation entered into a termination agreement regarding the Gold Rock property and all exploration expenses on this property were written-off during the twelve months ended April 30, 2009.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Three months ended April 30, 2010, compared with three months ended April 30, 2009

Bridgeport’s net loss totaled $883,118 for the three months ended April 30, 2010, with basic and diluted loss per share of $0.05. This compares with net loss of $123,934 with basic and diluted loss per share of $0.02 for the three months ended April 30, 2009. The increase of $759,184 in net loss was principally because:

  The Corporation incurred an increase in stock-based compensation of $264,413 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009. The increase can be attributed to the grant of 75,000 stock options in the fourth quarter of 2010, compared to nil stock options issued in the fourth quarter of 2009. The options issued vest in accordance with the stock option plan. Following are details of the stock options issued during the most recent quarter.
Number of Stock Options Issued	Exercise Price ($)	Expiry date
25,000	2.40	February 1, 2015
50,000	2.45	March 10, 2015
75,000
  Several variables are used, including the expected term, volatility, risk-free interest rate and dividend yield when determining the value of stock options using the Black-Scholes valuation model, as described on pages 24 and 25.

  The Corporation incurred an increase in professional fees of $167,426 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009. The increase can be attributed to increased corporate activity requiring external accounting services and assistance from the Corporation’s corporate lawyers in the fourth quarter of 2010 compared to the fourth quarter of 2009;

  Reporting issuer costs increased by $146,803 during the three months ended April 30, 2010. The increase can be attributed to the Corporation becoming a reporting issuer in fiscal 2010, while it was a private entity in fiscal 2009;

  The increase in management fees of $38,750 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009, can be attributed to payment of $18,750 to H.R. Snyder Consultants for Hugh Snyder to act as Chairman and Chief Executive Officer of the Corporation (three months ended April 30, 2009 - $nil). The Corporation paid $20,000 to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation (three months ended April 30, 2009 - $nil). Carmelo Marrelli is the president of MSSI. (See “Related Party Transactions” for further information);

  The Corporation incurred an increase in business development fees of $111,714 for the three months ended April 30, 2010, compared to the three months ended April 30, 2009. The increase can be attributed to consulting fees, investor relations costs and travel charges incurred to develop Bridgeport’s investor profile and business opportunities for the Corporation. No such expense was incurred during the three months ended April 30, 2009;

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

  General and administrative expenses increased by $131,719. General and administrative totaled $135,320 for the three months ended April 30, 2010 (three months ended April 30, 2009 - $3,601) and consisted of administrative costs such as advertising and promotion, telephone, rent, travel, insurance, postage and courier charges. The increase can be attributed to increased corporate activity for the fourth quarter of 2010 compared to the fourth quarter of 2009;

  Foreign exchange loss increased by $42,264 during the three months ended April 30, 2010, compared with the same period in 2009. The increase in foreign exchange loss can be attributed to transactions in Chile and the US dollar exchange rate fluctuations;

  Interest income increased by $17,092 during the three months ended April 30, 2010. The Corporation earned interest on high interest savings accounts and certificates of deposit from funds raised from the initial public offering, which was completed on October 7, 2009, and the private placement, which was completed on December 1, 2009; and

  Write-off of mineral property decreased by $161,023 during the three months ended April 30, 2010. As a result of poor exploration results, the Corporation entered into a termination agreement regarding the Gold Rock property and all exploration expenses on this property were written-off during the three months ended April 30, 2009.

Liquidity and Financial Position

The activities of the Corporation, principally the acquisition and exploration of properties that have the potential to contain precious and base metals, are financed through equity offerings and the exercise of stock options and warrants. During the year ended April 30, 2011, 793,600 warrants were exercised for cash proceeds of $452,600 and an Offering and over allotment of 15,000,000 and 2,250,000 Units, respectively, of the Corporation at a price of $1.00 per Unit for gross cash consideration of $17,250,000 was closed.

The budgeted corporate activities for Toronto, Canada, account for approximately $2 million for fiscal 2012. At the date of this MD&A, the Corporation does not have a budgeted work plan for Tamara and Trillador. The Corporation anticipates complying with the property payments schedule to keep the properties in good standing. A budget will be developed in due course. In addition, the Corporation expects to continue exploring for gold and silver on the Nevada Portfolio throughout the upcoming financial year (2011 to 2012). The Corporation anticipates the expenditures for Nevada will be approximately $5 million dollars.

On November 15, 2010, BPV Gold acquired its interest in the Acquired Nevada Properties, subject to a 2% NSR in certain properties and an aggregate 3% NSR in certain properties, in consideration of the issuance by the Corporation of an aggregate of 4,500,000 common shares to Fronteer. The Corporation anticipates that it will spend approximately $3,123,698 for completion of the phase I recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. If warranted based on the results of phase I, the Corporation anticipates that it will spend approximately $3,504,022 for completion of the phase II recommended program on the Blackrock, Argentite, Bellview and Horsethief properties comprising, in part, the Nevada Portfolio properties. The Corporation anticipates the expenditures for Nevada will be approximately $5 million and the Corporation expects to focus on the Fri Gold, Bellview, and Horsethief Properties. Field activities planned include geophysical surveying, geochemical sampling, geological mapping, and/or diamond/RC drilling. The budget of $5 million is discretionary, subject to change if management decides to scale back operations or accelerate exploration. At the date of this MD&A, the Nevada Portfolio is in good standing.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Accounts payable and accrued liabilities increased to $1,046,868 at April 30, 2011, compared to $325,079 at April 30, 2010, primarily due to more expenditures due at April 30, 2011 compared to April 30, 2010. The Corporation’s cash and cash equivalents as at April 30, 2011, is sufficient to pay these liabilities.

The Corporation has no operating revenues and therefore must utilize its current cash reserves and other financing transactions to maintain its capacity to meet ongoing internal budgetary requirements. See “Trends” above.

As of April 30, 2011, and to the date of this MD&A, substantially all cash resources of the Corporation are held with select Canadian financial institutions.

The Corporation has no debt and its credit and interest rate risk is minimal. Accounts payable and accrued liabilities are short term and non-interest bearing.

The Corporation’s use of cash at present occurs, and in the future is expected to occur, principally in two areas, namely, funding of its general and administrative expenditures and funding of its investment activities. Those investing activities include the cash components of the cost of acquiring and exploring its mineral claims. Based on expenses for the year ended April 30, 2011, the Corporation’s operating expenses are estimated to average approximately $500,000 per quarter for fiscal 2012. The $500,000 covers legal fees, reporting issuer costs, management fees, business development costs and general and administrative costs. In addition, at the date of this MD&A, the Corporation does not have a budgeted work plan for Tamara and Trillador. To maintain the properties in good standing, the Corporation is required to make the future property payments noted on pages 9 and 11 of this MD&A. The Corporation also plans to spend approximately $5 million during fiscal 2012 on the Nevada Portfolio. The Corporation believes it currently has sufficient funds to meet its fiscal 2012 planned expenditures for corporate head office costs, the properties in Chile and the Nevada portfolio properties.

The budget of $5 million for the Nevada Portfolio is part of the $13.65 million use of proceeds disclosed in the short-form prospectus dated December 13, 2010, related to the Offering.

Regardless of whether or not the Corporation develops the remaining Rio Condor properties and the Nevada Portfolio properties, its working capital of $22,432,663 as of April 30, 2011, is anticipated to be adequate for it to continue operations at the current level for the twelve month period ending April 30, 2012, even if its expected plans discussed above do not materialize and new plans are developed. However, to meet long-term business plans, exploring its property interests is an important component of the Corporation’s financial success.

Related Party Transactions

The Corporation had the following related party transactions during the years ended April 30, 2011, 2010 and 2009:

(a)

During the year ended April 30, 2011, the Corporation paid consulting fees of $nil (2010 - $21,000; and 2009 - $nil) to St. Germain Capital Corp., a corporation that is beneficially controlled by Steven Mintz, the former Chief Executive Officer of the Corporation. The former Chief Executive Officer of the Corporation is the President and a director of the associated company. These costs are reflected in management fees in the consolidated statements of operations.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

(b)

For the year ended April 30, 2011, the Corporation paid $40,000 (2010 - $36,000; and 2009 - $nil) to MSSI for the services of Carmelo Marrelli to act as Chief Financial Officer of the Corporation. These costs are reflected in management fees in the consolidated statements of operations. Carmelo Marrelli is the President of MSSI. As at April 30, 2011, MSSI was owed $12,562 (April 30, 2010 - $12,226 and April 30, 2009 - $nil) and this amount was included in accounts payable and accrued liabilities.

(c)

For the year ended April 30, 2011, the Corporation paid $10,696, (2010 - $5,637 and 2009 - $nil) to DSA Corporate Services Inc. ("DSA"), a firm providing corporate secretarial services to the Corporation. Carmelo Marrelli, the Chief Financial Officer of the Corporation is the secretary of DSA. These costs are reflected in professional fees in the consolidated statements of operations. As at April 30, 2011, DSA was owed $989 (April 30, 2010 - $919 and April 30, 2009 - $nil) and this amount was included in accounts payable and accrued liabilities.

(d)

During the year ended April 30, 2011, the Corporation paid management consulting fees of $65,625, (2010 - $37,500 and 2009 - $nil) to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Corporation. H.R. Snyder Consultants is controlled by Hugh Snyder. Of this amount, $45,313 (2010 - $37,500 and 2009 - $nil) is reflected in management fees and $20,312 (2010 - $nil and 2009 - $nil) is reflected in general and administrative expenses in the consolidated statements of operations.

(e)

During the year ended April 30, 2011, the Corporation paid engineering consulting fees of $54,500, (2010 - $18,333 and 2009 - $nil) to Wolf Seidler, a director of the Corporation. Of this amount, $31,250 (2010 - $18,333 and 2009 - $nil) is reflected in professional fees and $23,250 (2010 - $nil and 2009 - $nil) is reflected in general and administrative expenses in the consolidated statements of operations. As at April 30, 2011, the director was owed $2,260 (2010 - $nil) and this amount was included in accounts payable and accrued liabilities.

(f)

During the year ended April 30, 2011, a significant shareholder of the Corporation (Wayne Beach), and a significant shareholder who is also a director and Chairman of the Corporation (Hugh Snyder), granted an aggregate of 1,000,000 options to an officer (Ms. Shastri Ramnath) of the Corporation to acquire certain of their holdings of common shares of the Corporation at an exercise price of $1.00 per share until September 29, 2015. These options were to vest as to one-third on March 29, 2011, one-third on September 29, 2011 and one-third on September 29, 2012. The grant date fair value of $729,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 80%, risk-free rate of return of 1.79%, and an expected maturity of 5 years. On December 21, 2010, the options were cancelled and $nil was expensed as stock based compensation in the year ended April 30, 2011.

(g)

During the year ended April 30, 2011, the Corporation paid/accrued geological consulting fees of $nil (2010 - $11,340) to Mafic Planet Limited, a company that is controlled by Jon North, a director of the Corporation. These costs are included in interests in mineral properties and deferred exploration expenditures for the property interests in Chile on the consolidated balance sheet.

(h)

In the non-brokered private placement financing on December 1, 2009, the Chairman (Hugh Snyder) and former Chief Executive Officer of the Corporation subscribed for 1 million units at a price of $1.00 per unit. A director of the Corporation subscribed for 150,000 units at a price of $1.00 per unit.

www.bridgeportventures.net	P a g e | 30

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

The above transactions are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties as disclosed above are unsecured, non-interest bearing and due on demand.

Off-Balance Sheet Arrangements

The Corporation does not have any off balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition, including, without limitation, such considerations as liquidity, capital expenditures and capital resources that would be considered material to investors.

Proposed Transactions

There are no proposed transactions of a material nature being considered by the Corporation. However, the Corporation continues to evaluate properties and corporate entities that it may acquire in the future.

Critical Accounting Estimates

The preparation of the Corporation’s audited consolidated financial statements requires management to make certain estimates that affect the amounts reported in the consolidated financial statements. The accounting estimates considered to be significant are the valuation of the Corporation’s resource assets, warrants and stock-based compensation.

The policy of capitalizing exploration costs to date does not necessarily relate to the future economic value of the exploration properties. The valuation of mineral resource properties is dependent entirely upon the discovery of economic mineral deposits.

The Corporation uses the Black-Scholes option pricing model to estimate the fair value of options and warrants. The main factor affecting the estimates of stock-based compensation and warrants is the stock price volatility used. The Corporation uses historical price data and comparables in the estimate of the stock price volatility.

Other items requiring estimates for the year ended April 30, 2011, are amounts receivable, asset retirement obligation, accounts payable and accrued liabilities and future income taxes. Changes in the accounting estimates in these items may have a material impact on the financial position of the Corporation.

Change in Accounting Policies

During the year ended April 30, 2011, the Corporation adopted the following new accounting policies:

Short-term investment

The short-term investment consists of common shares in a public company, recorded at fair value. Fair value of the investment is determined based on the bid price. In addition, the short term investment is classified as available-for-sale.

www.bridgeportventures.net	P a g e | 31

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Basis of Consolidation

The audited consolidated financial statements include the accounts of the Corporation, and its subsidiaries, BPV Gold, and Rio Condor. All significant intercompany balances and transactions have been eliminated on consolidation.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”) Transition Plan

The Corporation has established a comprehensive IFRS transition plan and engaged third-party advisers to assist with the planning and implementation of its transition to IFRS. The following summarizes the Corporation's progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which accounting policies may be impacted by the transition to IFRS.	Complete.

Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 First-time Adoption of International Financial Reporting Standards.

Complete.
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	In progress, to be completed in conjunction with the Q1 2012 IFRS financial statements.
Resolution of the accounting policy change implications on information technology, business processes and contractual arrangements.	In progress, to be completed in conjunction with the Q1 2012 IFRS financial statements.
Quantification of the financial statement impact of changes in accounting policies.	In progress, to be completed in conjunction with the Q1 2012 IFRS financial statements.
Management and employee education and training.	Throughout the transition process

Any changes to accounting policies or business processes have the potential to affect the Corporation’s internal controls over financial reporting (“ICFR”). As part of its analysis of potential changes to accounting policies, the implementation team is assessing whether changes to ICFR are required. Based on the analysis performed to date, the Corporation does not currently expect the adoption to IFRS to have a significant impact on ICFR.

www.bridgeportventures.net	P a g e | 32

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Impact of Adopting IFRS on the Corporation’s Business

As part of its analysis of potential changes to significant accounting policies, the Corporation is assessing what changes may be required to its accounting systems and business processes. The Corporation believes that the changes identified to date are minimal and the systems, processes and internal control procedures can accommodate the necessary changes.

To date, the Corporation has not identified any contractual arrangements that may be affected by potential changes to significant accounting policies.

The Corporation's staff and advisers involved in the preparation of the consolidated financial statements are being trained on the relevant aspects of IFRS and the anticipated changes to accounting policies. Employees of the Corporation who will be affected by a change to business processes as a result of the conversion to IFRS will also be trained as necessary.

The Board of Directors and the Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and made aware of the evaluation to date of the key aspects of IFRS affecting the Corporation.

First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS, effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Corporation has identified the following optional exemptions that it expects apply in its preparation of an opening IFRS statement of financial position as at May 1, 2010, the Corporation’s transition date:

  To apply IFRS 2 Share-based Payments only to equity instruments issued after November 7, 2002, and that had not vested by the transition date.
  To apply IFRS 3 Business Combinations prospectively from the transition date, therefore not restating business combinations that took place prior to the transition date.
  To apply the transition provisions of IFRIC 4 Determining whether an Arrangement Contains a Lease, therefore determining if arrangements existing at the transition date contain a lease based on the circumstances existing at that date.
  To apply IAS 23 Borrowing Costs prospectively from the transition date. IAS 23 requires the capitalization of borrowing costs directly attributable to the acquisition, production or construction of certain assets.

Prior to reporting interim consolidated financial statements in accordance with IFRS for the quarter ending July 31, 2011, the Corporation may decide to apply other optional exemptions contained in IFRS 1.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Corporation’s opening IFRS statement of financial position as at the transition date will be consistent with those made under current Canadian GAAP. If necessary, estimates will be adjusted to reflect any difference in accounting policy.

www.bridgeportventures.net	P a g e | 33

Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Impact of Adopting IFRS on the Corporation’s Financial Statements

The adoption of IFRS will result in some changes to the Corporation's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its consolidated financial statements.

The following provides a summary of the Corporation's evaluation to date of potential changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas the Corporation has identified as having the most potential for a significant change. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Corporation’s accounting policies on adoption of IFRS. At the present time, however, the Corporation is not aware of any significant expected changes prior to its adoption of IFRS that would affect the summary provided below.

1)	Exploration and Evaluation Expenditures

IFRS currently allows an entity to retain its existing accounting policies related to the exploration for and evaluation of mineral properties, subject to some restrictions.

The Corporation expects to retain its current policy of deferring exploration and evaluation expenditures, however expects to change its accounting policies such that to exploration costs are reclassified when technical feasibility and commercial viability are demonstrable. The Corporation expects the retrospective application of this change in accounting policy will not have a significant effect on its financial statements.

2)	Impairment of (Non-financial) Assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Corporation's accounting policies related to impairment of non-financial assets will be changed to reflect these differences. However, the Corporation does not expect that this change will have an immediate impact on the carrying value of its assets. The Corporation will perform impairment assessments in accordance with IFRS at the transition date.

3)	Share-based Payments

In certain circumstances, IFRS requires a different measurement of stock-based compensation related to stock options than current Canadian GAAP.

The Corporation does not expect any changes to its accounting policies related to share-based payments that would result in a significant change to line items within its consolidated financial statements.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

4)	Asset Retirement Obligations (Decommissioning Liabilities)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Corporation's accounting policies related to decommissioning liabilities will be changed to reflect these differences. However, the Corporation does not expect this change will have an immediate impact on the carrying value of its assets.

5)	Property and Equipment

IFRS contains different guidance related to recognition and measurement of property and equipment than current Canadian GAAP.

The Corporation does not expect any changes to its accounting policies related to property and equipment that would result in a significant change to line items within its consolidated financial statements.

6)	Income Taxes

In certain circumstances, IFRS contains different requirements related to recognition and measurement of future (deferred) income taxes.

The Corporation does not expect any changes to its accounting policies related to income taxes that would result in a significant change to line items within its consolidated financial statements.

7)	Foreign Currency

IFRS requires that the functional currency of the Corporation and its subsidiaries be determined separately, and the factors considered to determine functional currency are somewhat different than current Canadian GAAP.

The Corporation does not expect any changes to its accounting policies related to foreign currency that would result in a significant change to line items within its consolidated financial statements at the transition date.

Subsequent Disclosures

Further disclosures of the IFRS transition process are expected as follows:

  The Corporation's first financial statements prepared in accordance with IFRS will be the interim consolidated financial statements for the three months ending July 31, 2011, which will include notes disclosing transitional information and disclosure of new accounting policies under IFRS. The interim consolidated financial statements for the three months ending July 31, 2011, will also include 2010 consolidated financial statements for the comparative period, adjusted to comply with IFRS, and the Corporation’s transition date IFRS statement of financial position (at May 1, 2010).
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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Corporation is in the process of evaluating the requirements of the new standards.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Sections 1601 and 1602 together replace section 1600, Consolidated Financial Statements. Section 1601, establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.

Financial Instruments

The Corporation’s financial instruments consist of:

Description	Year ended	Year ended
	April 30, 2011	April 30, 2010
	$	$
Cash and cash equivalents	22,870,894	11,137,382
Amounts receivable and prepaids	328,637	130,342
Short term investment	280,000	-

Accounts payable and accrued liabilities	1,046,868	325,079

The primary goals of the Corporation’s financial risk management policies are to ensure that the outcome of activities involving elements of risk are consistent with the Corporation’s objectives and risk tolerance, while maintaining an appropriate risk/reward balance and protecting the Corporation’s balance sheet from events that have the potential to materially impair its financial strength. Balancing risk and reward is achieved through: identifying risk appropriately, aligning risk with overall business strategy, diversifying risk, pricing appropriately for risk, mitigation through preventive controls, and transferring risk to third parties.

The long-term corporate objective and strategic plan remains unchanged. However, the short-term objective and plan continues to be modified to reflect global economic financial conditions and general market conditions, which will inevitably have an impact on the overall risk assessment of the Corporation. Such modifications include streamlining operational costs and preserving cash to the extent possible.

The Corporation’s exposure to potential loss from financial instruments relates primarily to fair value risk, credit risk, liquidity risk, and market risks including interest rate risk and commodity price risk.

The Corporation's risk exposures and the impact on the Corporation's financial instruments are summarized below:

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Credit Risk

The Corporation's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of harmonized sales tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of April 30, 2011. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

Liquidity Risk

The Corporation's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at April 30, 2011, the Corporation had a cash and cash equivalents balance of $22,870,894 (April 30, 2010 - $11,137,382) to settle current liabilities of $1,046,868 (April 30, 2010 - $325,079). All of the Corporation's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Corporation regularly evaluates its cash position to ensure maintenance of liquidity.

Market Risk

a) Interest Rate Risk

The Corporation has cash and cash equivalents and no interest-bearing debt. The Corporation's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Corporation periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Corporation does not hedge against interest rate risk.

b) Foreign Currency Risk

The Corporation's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Corporation funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Corporation maintains US dollar bank accounts in Canada, the United States and Chile, and Chilean peso bank accounts in Chile. The Corporation is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar.

The Corporation’s had the following significant balances in foreign currencies:

Description	Year ended	Year ended
	April 30, 2011	April 30, 2010
	$	$
United States Dollars
(Bank indebetedness) cash	(375,361)	508,464
Amounts receivable and prepaids	1,082	-
Accounts payable and accrued liabilities	20,196	82,208
Chilean Peso
Amounts receivable and prepaids	112,182,936	17,138,310
Accounts payable and accrued liabilities	199,755,213	10,568,652

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

c) Price Risk

The Corporation is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Corporation's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Corporation closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Corporation. As the Corporation's mineral properties are in the exploration stage, the Corporation does not hedge against commodity price risk.

The Corporation's short term investment in Gondwana Gold is subject to fair value fluctuations arising from changes in the equity and commodity markets.

Sensitivity Analysis

The Corporation has designated its cash equivalents as held-for-trading, measured at fair value. Financial instruments included in amounts receivable are classified as receivables, which are measured at amortized cost. Short term investment is classified as available-for-sale. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Based on management's knowledge and experience of the financial markets, the Corporation believes the following movements are "reasonably possible" over a twelve months period:

(i) Cash equivalents are subject to floating interest rates. As at April 30, 2011, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the year ended April 30, 2011 would have been approximately $156,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

(ii) The Corporation is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at April 30, 2011, a plus or minus 5% change in the foreign exchange rate with all other variables held constant, the loss for the year ended April 30, 2011 would have been approximately $48,000 higher/lower and the reported shareholders' equity would have been approximately $48,000 lower/higher.

(iii) The Corporation's short term investment in the common shares of Gondwana Gold is subject to fair value fluctuations. As at April 30, 2011, if the bid price of the common shares of Gondwana Gold had decreased/increased by 10% with all other variables held constant, other comprehensive loss for the year ended April 30, 2011 before tax would have been approximately $28,000 higher/lower and reported shareholders' equity would have been approximately $28,000 lower/higher.

Fair Value

The Corporation's financial instruments that are carried at fair value, consisting of cash and cash equivalents and short term investment are classified as Level 1 within the fair value hierarchy under Section 3862 of the CICA Handbook.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Capital Management

The Corporation manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Corporation monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Corporation may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis.

The Corporation considers its capital to be equity, comprising capital stock, warrants, contributed surplus, deficit and accumulated other comprehensive income which at April 30, 2011 totaled $30,134,612 (April 30, 2010 - $14,384,923; and April 30, 2009 - $233,995). The Corporation manages capital through its financial and operational forecasting processes. The Corporation reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on its exploration activities. Selected information is provided to the Board of Directors of the Corporation. The Corporation’s capital management objectives, policies and processes have remained unchanged during the year ended April 30, 2011. The Corporation is not subject to any capital requirements imposed by a lending institution.

Outlook

The Corporation plans to continue its exploration programs on its remaining Rio Condor properties in Chile and the Nevada Portfolio. The Corporation is continually evaluating direct or indirect acquisitions of additional properties. The Corporation continues to monitor its spending and will amend its plans and budgets based on exploration results and expectations of being able to raise financing as and when required.

Environmental Contingency

The Corporation’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner that means standards are stricter, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Corporation intends to comply fully with all environmental regulations. As of the date of this MD&A, the Corporation does not believe that there are any significant environmental obligations requiring material capital outlays in the immediate future.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Share Capital

As of the date of this MD&A, the Corporation had 50,579,600 issued and outstanding common shares and an aggregate of 28,825,000 warrants outstanding, each entitling the holder to acquire one common share of the Corporation. At the date of this MD&A, the Corporation had 4,620,000 stock options outstanding, each entitling the holder to acquire one common share. Therefore, the Corporation had 84,024,600 common shares on a fully diluted basis.

Risks and Uncertainties

The Corporation operates in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The risks described below should be considered carefully when assessing an investment in the Corporation’s common shares. The occurrence of any of the following events could harm the Corporation. If these events occur, the trading price of the Corporation’s common shares could decline, and shareholders may lose part or even all of their investment.

The Corporation’s exploration and development activities are subject to certain operating risks.

Mining exploration and development operations generally involve a high degree of risk. The Corporation’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold (“Au”), copper (“Cu”), precious metals and other minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

The Corporation may not discover or produce commercial quantities of minerals and may not achieve profitable operations in the future.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of a mineral-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.

Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Corporation will result in a profitable commercial mining operation. Whether an Au, Cu or other mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as quantity and quality of mineralization and proximity to infrastructure; mineral prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Corporation not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by the Corporation towards the search and evaluation of Au, Cu or other minerals will result in discoveries of commercial quantities of Au, Cu or other minerals.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Limited exploration has been conducted by the Corporation on these properties to date. No Mineral Resources or Mineral Reserves have been identified with respect to any of the Corporation’s property interests to date and there is no certainty that the expenditures made by the Corporation towards the search and evaluation of mineral occurrences will result in discoveries of commercial quantities of Au, Cu or other minerals. The Corporation may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found.

In addition, even in the event of the successful completion by the Corporation of initial exploration programs on its properties, there is no assurance that the results of such exploration will warrant the completion of further exploration of such properties and the properties might not be brought into a state of commercial production. The Corporation is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Corporation’s operations will be profitable in the future. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit that can be legally and economically exploited. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production.

In such circumstances, the Corporation may be required to acquire and focus its operations on one or more additional mineral properties. There can be no assurance that any such additional mineral properties will be available for acquisition by the Corporation or that, if available, the terms of acquisition will be favourable to the Corporation.

The Corporation does not own certain of its properties but is required to make payments to earn its interest.

If the Corporation is unable to make the required outlays, its entire investment could be lost. Certain of the Corporation’s properties, including the Tamara and Trillador properties, are currently held under option. The Corporation has no ownership interest in these properties until it meets, where applicable, all required cash payments. If the Corporation is unable to fulfill the requirements of these option agreements, it is likely that it would be considered in default of the agreements and the option agreements could be terminated, resulting in the complete loss of all expenditures including the payments made on the properties to that date.

Ongoing exploration of properties currently held by the Corporation under option could result in a devaluation of such properties.

Certain of the Corporation’s properties, including the Tamara and Trillador properties, are currently held under option. Until such time as the Corporation acquires an ownership in the properties, other companies have the right to explore and exploit certain of the Corporation’s properties. This ongoing exploration could result in a devaluation of the Corporation’s properties due to the potential removal of minerals from the properties by other companies. If such removal of minerals were to occur, it would likely ultimately negatively impact upon the estimated mineral resources and reserves, if any, related to such properties.

The Corporation may acquire additional exploration stage properties and it may face negative reactions if resources or reserves are not located on acquired properties.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

The Corporation may acquire additional exploration stage properties. There can be no assurance that it will be able to identify and complete the acquisition of such properties at reasonable prices or on favorable terms and that resources or reserves will be identified on any properties that the Corporation acquires. The Corporation may also experience negative reactions from the financial markets if it is unable to successfully complete acquisitions of additional properties or if resources or reserves are not located on acquired properties. These factors may adversely affect the trading price of the Corporation’s common shares or its financial condition or results of operations.

The Corporation has a history of losses and expects losses to continue for the foreseeable future. As a result, it will require additional equity financings, which will cause dilution to the interests of existing shareholders.

The Corporation has limited financial resources and has no operating cash flow. As of the year ended April 30, 2011, the Corporation had incurred accumulated losses totaling $9,461,581 under United States generally accepted accounting principles (“U.S. GAAP”). The continued exploration efforts will require additional capital to help maintain and expand exploration on the Corporation’s principal exploration properties. Additionally, if the Corporation decides to proceed with a feasibility study on any of its primary properties, substantial additional funds will be required to complete the study as well as to complete the acquisition of the projects held under option agreements. The Corporation has traditionally been required to raise funds through the sale of its common shares and has no current plans to obtain financing through means other than equity financing. However, due to the current economic conditions, the Corporation may not be able to obtain additional equity financing on reasonable terms, if at all. If the Corporation is unable to obtain sufficient financing in the future, it might have to dramatically slow exploration efforts and/or lose control of its projects. If equity financing is required, then such financings could result in significant dilution to the interests of existing or prospective shareholders. These financings may be on terms less favourable to the Corporation than those obtained previously.

The Corporation’s ability to continue as a going concern is dependent on raising additional capital, which it may not be able to do on favorable terms, or at all.

The Corporation will need to raise additional capital to support its continuing operations. The Corporation can provide no assurance that additional funding will be available on a timely basis, on terms acceptable to the Corporation, or at all. If the Corporation is unsuccessful raising additional funding, its business may not continue as a going concern. Even if the Corporation does find additional funding sources, it may be required to issue securities with greater rights than those currently possessed by holders of its common shares. The Corporation may also be required to take other actions that may lessen the value of its common shares or dilute its common shareholders, including borrowing money on terms that are not favorable to the Corporation or issuing additional equity securities. If the Corporation experiences difficulties raising money in the future, its business and liquidity will be materially adversely affected.

The Corporation currently relies on a limited number of properties.

The material property interests of the Corporation are currently its interest in the properties known as the Rosario project (specifically the Tamara and Trillador properties), and the Nevada Portfolio. As a result, unless the Corporation acquires additional property interests, any adverse developments affecting the Tamara and Trillador properties or the Nevada Portfolio could have a material adverse effect upon the Corporation and could materially and adversely affect the potential mineral resource production, profitability, financial performance and results of operations of the Corporation.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

The Corporation is subject to certain uninsured risks which may result in losses and have a material adverse effect upon the financial performance and results of operations of the Corporation.

The Corporation’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, fire and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to the Corporation’s properties or the properties of others, delays in exploration activities, mining, monetary losses and possible legal liability.

The Corporation currently maintains only general liability and director and officer insurance but no insurance against its properties or operations. Although the Corporation may in the future maintain additional insurance to protect against certain risks in such amounts as it considers to be reasonable, its insurance will not cover all the potential risks associated with a mining or mineral exploration company’s operations. The Corporation may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to the Corporation or to other companies in the mining industry on acceptable terms. The Corporation might also become subject to liability for pollution or other hazards which may not be insured against or which the Corporation may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Corporation to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Corporation’s property interests may be subject to undetected title defects.

No assurances can be given that there are no title defects affecting the Tamara and Trillador properties or the Nevada Portfolio. Title insurance generally is not available, and the Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. Furthermore, the Corporation has only conducted a preliminary legal survey of certain of the claims in which it holds an interest and, therefore, the precise area and location of such claims may be in doubt. Accordingly, the Corporation’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights with respect to its properties.

There are no guarantees that title to the Corporation’s properties will not be challenged in the future.

The possibility exists that the Corporation could lose title and ownership to the Rio Condor Resources S.A. (“Rio Condor”) properties, specifically the Tamara and Trillador properties, even if the options it holds are validly exercised, which would have a negative effect on its operations and valuation. The Corporation’s Chilean legal counsel has reviewed documents pertaining to the Tamara and Trillador properties and has opined that title to these is current and that the agreements entered into between Rio Condor and the underlying vendors are appropriate. The Corporation has only completed a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. There may be valid challenges to the title to the Corporation’s mineral properties which, if successful, could impair the Corporation’s ownership rights to such properties. Any disputes with respect to title may have to be defended through the courts. In the event of an adverse judgment, the Corporation could lose its property rights which could have a material adverse effect on the Corporation.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Legislation has been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills which would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that the Corporation controls with respect to its U.S. properties. One such amendment has become law and has imposed a moratorium on the patenting of mining claims, which reduced the security of title provided by unpatented claims such as those on the Corporation’s U.S. properties. If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair the Corporation’s ability to develop mineral estimates on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of existing operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect our business.

In March 2010, the State of Nevada enacted Assembly Bill No. 6 (“AB6”) which sought to balance the state budget by reducing expenditures and increasing certain fees. Among those fee increases was a one-time fee payable in conjunction with the annual filing of an affidavit of the intent to hold a mining claim, with a tiered fee structure applied for holders of 11 or more claims in Nevada. The fee ranges from $70 per claim for holders of 11 to 199 claims up to $195 per mining claim for holders of 1,300 or more claims as of the date of filing. The law authorizing these fees was subsequently ruled unconstitutional and was voided. Fees paid by the Corporation under terms of AB6 will be refunded, but the timing and mechanism of the refund process has not yet been determined by the State. The Corporation made the required deferred payment of approximately $22,343 between May 20th and May 24th, 2011 to the local county recorder’s office for each property. Since the properties were acquired in October, 2010, Fronteer Gold made the 2011 maintenance fee payments. Bridgeport’s first 2012 maintenance fee payments are due on or before September 1, 2011 and will be paid to the local BLM offices at a rate of $140/claim. The Corporation remains at risk that Nevada may impose additional fees or other levies affecting the mining industry in the future.

Amendments to certain government regulations applicable to mineral exploration and development activities may adversely impact the Corporation’s operations.

The development and mineral exploration activities of the Corporation are, and any future mining and processing activities will be, subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although the Corporation’s exploration and development activities are currently, and any future mining and processing operations will be, carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail production or development. Amendments to current laws and regulations governing operations and activities of mining and milling or more stringent implementation thereof could have a substantial adverse impact on the Corporation.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

The Corporation relies upon a small number of key executives and directors and the loss of such individuals may adversely affect its business and operations.

The Corporation is dependent on the services of key executives, including the directors of the Corporation and a small number of highly skilled and experienced executives. Due to the relatively small size of the Corporation, the loss of these persons or the Corporation’s inability to attract and retain additional highly skilled personnel may adversely affect its business and future operations. The Corporation’s key executives include Shastri Ramnath, President, Chief Executive Officer and and Carmelo Marrelli, Chief Financial Officer; and the other directors of the Corporation, including Hugh Snyder, Chairman, Graham Clow, Jon North and Wolf Seidler. The Corporation maintains no “key man” life insurance on any members of its management or directors.

The Corporation’s results of operations depend on economic conditions in Chile.

The Corporation’s financial condition and results of operations depend significantly on economic conditions prevailing in Chile. According to data published by the Central Bank, the Chilean economy grew at a rate of 5.7% in 2005, 4.0% in 2006, 5.3% in 2007, 3.2% in 2008, -1.5% in 2009 and 5.2% in 2010. Also, Chile has experienced high rates of inflation in the past. The annual rates of inflation (as measured by changes in the consumer price index and as reported by the Chilean National Institute of Statistics) in 2007, 2008, 2009 and 2010 were 7.8%, 8.9%, -1.4% and 3.3%, respectively. The Chilean government has exercised and continues to exercise substantial influence over many aspects of the private sector and has changed monetary, fiscal, tax and other policies to influence the Chilean economy. We have no control over and cannot predict how government intervention and policies will affect the Chilean economy or, directly and indirectly, our operations and revenues. Our operations and financial condition may be adversely affected by high levels of inflation in Chile and changes in policies involving labor laws, exchange controls, taxation, exportation and other matters. In addition, our operations and financial condition may be adversely affected by factors such as:

  fluctuations in exchange rates; base interest rate fluctuations; and
  other political, diplomatic, social and economic developments in or affecting Chile.

Mineral operations are subject to market forces outside of the Corporation’s control, which could negatively impact the Corporation’s operations.

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Corporation has a limited operating history and may not achieve a return on shareholders’ investment.

The Corporation has a very limited history of operations, is in the early stage of exploration and must be considered a start-up company. As such, the Corporation is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. There is no assurance that the Corporation will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

The Corporation operates in foreign countries and is subject to currency fluctuations which could have a negative effect on its operating results.

A substantial portion of the Corporation’s operations are located in the United States and Chile, which makes it subject to foreign currency fluctuations. The Corporation’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. dollars and Chilean pesos. Such fluctuations may adversely affect the Corporation’s financial position and results of operations. Management may not take any steps to address foreign currency fluctuations that would eliminate all adverse effects and, accordingly, the Corporation may suffer losses due to adverse foreign currency fluctuations.

The Corporation may be unable to obtain sufficient capital for purposes of financing its operations.

The development and exploration of the Corporation’s properties will require substantial additional financing. Failure to obtain sufficient financing may result in the delay or indefinite postponement of exploration, development or production on any or all of the Corporation’s properties or even a loss of property interest. The Corporation may not have sufficient funds to finance such operations. The primary source of funding available to the Corporation consists of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Corporation.

Uncertain global economic conditions will affect the Corporation and its common share price.

Current conditions in the domestic and global economies are uncertain. There continues to be a high level of market instability and market volatility with unpredictable and uncertain financial market projections. Global financial problems and lack of confidence in the strength of global financial institutions have created many economic and political uncertainties that have impacted the global economy. As a result, it is difficult to estimate the level of growth for the world economy as a whole. It is even more difficult to estimate growth in various parts of the world economy, including the markets in which the Corporation participates. All components of the Corporation’s budgeting and forecasting are dependent on commodity prices and their fluctuations as well as political acceptance and policy. The prevailing economic uncertainties render estimates of future expenditures difficult.

There are significant uncertainties regarding the price of Au, Cu and other minerals and the availability of equity financing for the purposes of mineral exploration and development. The prices of Au, Cu and other minerals have fluctuated substantially over the past several months and financial markets have deteriorated to the point where it has become difficult for companies to raise new capital. The Corporation’s future performance is largely tied to the development of its current mineral properties and the overall financial markets. Current financial markets are likely to be volatile in Canada potentially into late 2011, reflecting ongoing concerns about the stability of the global economy and weakening global growth prospects. As well, concern about global growth has led to fluctuations in the commodity markets. Unprecedented uncertainty in the credit markets has also led to increased difficulties in borrowing and raising funds. Companies worldwide have been affected particularly negatively by these trends. As a result, the Corporation may have difficulties raising equity financing for the purposes of mineral exploration and development, particularly without excessively diluting present shareholders of the Corporation. These economic trends may limit the Corporation’s ability to develop and/or further explore its mineral property interests.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

The Corporation is subject to environmental risks and hazards and a failure to comply with environmental regulations could have a material adverse effect on the Corporation’s results of operations.

All phases of the Corporation’s operations are subject to environmental regulation in the jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air, water and soil quality standards, land reclamation, and the protection of vegetation, wildlife and historical and cultural resources, if present. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties.

In Chile, exploration activities require an environmental declaration, while mining activities require an environmental evaluation. These documents are presented to the government entity (i.e., Conama or Corena) before activities begin. As the Corporation is at the exploration stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will usually require the Corporation to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Corporation and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Global climate change is an international concern, and could impact the Corporation’s ability to conduct future operations.

Global climate change is an international issue and receives an enormous amount of publicity. The Corporation would expect that the imposition of international treaties or U.S. or Chilean federal, state or local laws or regulations pertaining to mandatory reductions in energy consumption or emissions of greenhouse gasses could affect the feasibility of its mining projects and increase its operating costs.

Permitting, licensing and approval processes are required for the Corporation’s operations and obtaining and maintaining these permits, licenses and approvals is subject to many conditions which the Corporation may be unable to achieve.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

The Corporation’s exploration activities are subject to various federal, provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters. Many of the operations of the Corporation require licenses and permits from various governmental authorities. Exploration generally requires one form of permit while development and production operations require additional permits.

The Corporation believes it holds or is in the process of obtaining all necessary licenses and permits to carry on the activities which it is currently conducting under applicable laws and regulations. Such licenses and permits are subject to changes in regulations and changes in various operating circumstances. There can be no guarantee that the Corporation will be able to obtain all necessary licenses, permits and approvals that may be required to maintain its exploration and mining activities including constructing mines or milling facilities and commencing operations of any of its exploration properties. In addition, if the Corporation proceeds to production on any exploration property, it must obtain and comply with permits and licenses which may contain specific conditions concerning operating procedures, water use, the discharge of various materials into or on land, air or water, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to obtain such permits and licenses or that it will be able to comply with any such conditions.

The Corporation’s operations depend upon the availability and maintenance of certain infrastructure that is necessary for purposes of mineral exploration and development activities.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

The Corporation faces competition from companies with greater financial resources and operational capabilities.

The mining industry is competitive in all of its phases. The Corporation faces strong competition from other mining companies in connection with the acquisition of properties producing, or capable of producing, precious and base metals. Many of these companies have greater financial resources, operational experience and technical capabilities than the Corporation. Other companies could outbid the Corporation for potential projects or produce minerals at lower costs, which would have a negative effect on the Corporation’s operations. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, the Corporation’s revenues, operations and financial condition could be materially adversely affected.

Declining mineral prices may adversely impact the Corporation’s financial results and operations and the price of its common shares.

The price of the common shares of the Corporation, the Corporation’s financial results and exploration, development and mining activities may in the future be significantly adversely affected by declines in the price of Au, Cu or other minerals. The price of Au, Cu or other minerals fluctuates widely and is affected by numerous factors beyond the Corporation’s control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, the political and economic conditions of major mineral-producing countries throughout the world, and the cost of substitutes, inventory levels and carrying charges. Future serious price declines in the market value of Au, Cu or other minerals could cause continued development of and commercial production from the Corporation’s properties to be impracticable. Depending on the price of Au, Cu and other minerals, cash flow from mining operations may not be sufficient and the Corporation could be forced to discontinue production and may lose its interest in, or may be forced to sell, some of its properties. Future production from the Corporation’s mining properties is dependent upon the prices of Au, Cu and other minerals being adequate to make these properties economic.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

In addition to adversely affecting the Corporation’s reserve estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

The market price of the Corporation’s common shares may be subject to factors unrelated to the Corporation’s performance and such market price may not accurately reflect the long-term value of the common shares.

Securities of micro-cap and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the securities of the Corporation is also likely to be significantly affected by short-term changes in Au, Cu or other mineral prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to the Corporation’s performance that may have an effect on the price of the Corporation’s securities include the following: the extent of analytical coverage available to investors concerning the Corporation’s business may be limited if investment banks with research capabilities do not follow the Corporation’s securities; lessening in trading volume and general market interest in the Corporation’s securities may affect an investor’s ability to trade significant numbers of securities; the size of Corporation’s public float may limit the ability of some institutions to invest in the Corporation’s securities; and a substantial decline in the price of the Corporation’s securities that persists for a significant period of time could cause the Corporation’s securities, if listed on an exchange, to be delisted from such exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the securities of the Corporation at any given point in time may not accurately reflect the Corporation’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The Corporation may not pay dividends on its common shares in the foreseeable future.

The Corporation has paid no dividends on its common shares since incorporation and does not anticipate paying dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Corporation’s board of directors after taking into account many factors, including the Corporation’s operating results, financial condition and current and anticipated cash needs.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Sales of common shares by existing shareholders may impair the Corporation’s ability to raise capital in the future.

Sales of a large number of common shares of the Corporation in the public markets, or the potential for such sales, could decrease the trading price of the common shares and could impair the Corporation’s ability to raise capital through future sales of common shares. At any given time, the Corporation may have previously issued common shares at an effective price per share which is lower than the then market price of the common shares as publicly traded. Accordingly, at any time a significant number of shareholders of the Corporation may have an investment profit in the common shares of the Corporation that they may seek to liquidate.

The Corporation’s directors and officers may have conflicts of interest in connection with other mineral exploration and development companies.

Certain of the directors and officers of the Corporation also serve as directors and/or officers and/or shareholders of other companies involved in natural resource exploration and development. Specifically, Graham Clow serves as Chief Financial Officer for New Dawn Mining Corp.; Jon North serves as a director for New Dawn Mining Corp. and Northquest Ltd.; Wolf Seidler serves as director of Baja Mining Corp.; and Carmelo Marrelli serves as a director for Odyssey Resources Limited and a officer for several junior exploration companies. Each of these companies is in either resource exploration or development, or mining. Consequently, it is possible that conflicts of interest may arise between these individuals’ duties as directors and officers of the Corporation and their duties as directors of other corporations. For example, certain corporate opportunities may come to the attention of such individuals where such opportunities would be attractive to both the Corporation and another corporation for which the individual serves as a director. Any decision made by any of such directors and officers involving the Corporation should be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (Ontario) (the “Business Corporations Act”) and other applicable laws.

Some of the Corporation’s executive officers do not devote all of their time to the Corporation’s business, which may hinder its ability to operate successfully.

The Corporation’s Chief Financial Officer is involved in other business activities, which may result in his spending less time than may be required to manage the Corporation’s business successfully. This could have a material adverse effect on the Corporation’s business, financial condition and results of operations. In addition, the amount of time the Corporation’s Chief Financial Officer will allocate among the Corporation's business and other businesses could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. There are no formal requirements or guidelines for the allocation of the Corporation’s officers’ time between its business and other businesses.

The Corporation has no history of earnings and no foreseeable earnings.

None of the properties in which the Corporation has or may acquire an interest has been determined to be commercially feasible and hence none have any commercial production. The Corporation has no history of profits and has a substantial deficit. The Corporation receives no revenues, earnings or cash flow from production or otherwise and is entirely dependent on raising additional equity and loan financing.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

While the Corporation may receive funds from the exercise of outstanding share purchase warrants and stock options there are no assurances that this will occur. While the Corporation may generate additional working capital through joint ventures or sale of its properties in whole or in part, there is no assurance that this will be possible.

U.S. investors may have difficulty enforcing U.S. judgments against the Corporation.

The Corporation is incorporated under the laws of Ontario, Canada and all of the Corporation’s directors and officers are residents of Canada. Consequently, it may be difficult for U.S. investors to effect service of process within the United States upon the Corporation or upon such persons who are not residents of the United States, or to realize in the United States upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. A judgment of a U.S. court predicated solely upon such civil liabilities may be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Corporation predicated solely upon such civil liabilities.

The Corporation may be a passive foreign investment company, which has certain adverse consequences for U.S. Holders (as defined herein).

A non-U.S. corporation generally will be considered a “passive foreign investment company” (a “PFIC”) as such term in defined in the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. If the Corporation were treated as a PFIC for any taxable year in which a U.S. Holder held the Corporation’s shares, certain adverse consequences could apply, including a material increase in the amount of tax that the U.S. Holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements.

The determination of whether a corporation is a PFIC involves the application of complex tax rules. The Corporation has not made a conclusive determination as to whether it has been in prior tax years or is currently a PFIC. The Corporation could have qualified as a PFIC for past tax years and may qualify as a PFIC currently or in future tax years. However, no assurance can be given as to such status for prior tax years, for the current tax year or future tax years. U.S. Holders of Corporation’s shares are urged to consult their own tax advisors regarding the application of U.S. income tax rules. Each U.S. Holder of the Corporation is urged to consult a tax advisor with respect to how the PFIC rules affect their situation.

Shares of the Corporation may be adversely affected by the penny stock rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving “penny stocks.” Subject to certain exceptions, a penny stock generally includes any equity security not traded on an exchange that has a market price of less than US$5.00 per share. The Corporation’s shares are expected to be deemed penny stock for the purposes of the Exchange Act. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in the Corporation’s shares, which could severely limit the market liquidity of the shares and impede the sale of the shares in the secondary market.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or “accredited investor” (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000 together with his or her spouse in each of the two most recent fiscal years with a reasonable expectation of achieving such level in the current fiscal year) must make a special suitability determination for the purchaser and must receive the purchaser’s written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Securities and Exchange Commission (the “Commission”) relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

The Chilean government could levy additional taxes on corporations operating in Chile.

In 2005, the Chilean Congress approved Law No. 20,026 (also known as the “Royalty Law”) establishing a royalty tax to be applied to mining activities developed in Chile. The Corporation cannot assure you that the way in which the Royalty Law is interpreted and applied will not change in the future. In addition, the Chilean Government may decide to levy additional taxes on mining companies or other corporations in Chile. Such changes could have a material adverse effect on the Corporation’s business, financial condition and results of operations.

The Corporation’s operations may require the approval of aboriginal peoples in the future.

Certain jurisdictions in which the Corporation holds, or may in the future hold, property interests may require that notification be provided to local aboriginal groups prior to the commencement of exploration or development work or that approval of exploration and development activities be obtained from such aboriginal groups. To the extent that the approval of aboriginal people of any of the Corporation’s operations is required, and such approvals are not obtained, the Corporation may be curtailed or prohibited from continuing its exploration or mining operations or from proceeding with planned exploration or development of mineral properties, which could have a material adverse impact on its operations and financial condition.

The Corporation may not be able to raise the funds necessary to fully explore and develop the Tamara and Trillador properties and the Nevada Portfolio properties.

There is no assurance that the Corporation would be able to raise the requisite funds necessary to fully explore and, if warranted, develop the Tamara and Trillador properties and the Nevada Portfolio properties. In this regard, funds may not be available to the Corporation on terms acceptable to it, if at all. If such funds are not raised and/or the exploration and development of such mineral properties does not occur or is significantly curtailed, it would likely adversely affect the Corporation and the price of its common shares.

Disclosure controls

Disclosure controls and processes have been designed to ensure that information required to be disclosed by the Corporation is compiled and reported to Corporation management as appropriate to allow timely decisions regarding required disclosure. The Corporation’s Chief Executive officer and Chief Financial Officer have concluded, based on their evaluation as of April 30, 2011, that the Corporation’s disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Corporation is made known to them by employees and third party consultants working for the Corporation. There have been no significant changes in the Corporation’s disclosure controls and processes during the year ended April 30, 2011.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

It should be noted that while the Corporation’s Chief Executive Officer and Chief Financial Officer believe that the Corporation’s disclosure controls and processes will provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and processes will prevent all errors and frauds. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that its objectives are met.

ICFR

Management is responsible for certifying the design of the Corporation’s ICFR as required by National Instrument 52-109 – “Certification of Disclosure in Issuers’ Annual and Interim Filings”. ICFR is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with applicable Canadian GAAP. ICFR should include those policies and procedures that establish the following:

  maintenance of records in reasonable detail that accurately and fairly reflect the transactions and dispositions of assets;
  reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable Canadian GAAP;
  receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors; and
  reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness in future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the design of the Corporation’s ICFR as of April 30, 2011, pursuant to the requirements of National Instrument 52-109. The Corporation has designed appropriate ICFR (COSO Framework, as discussed below) for the nature and size of the Corporation’s business, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with Canadian GAAP except as noted herein.

The Corporation uses MSSI, a service organization in Canada, controlled by the Chief Financial Officer of the Corporation, to perform the majority of its financial reporting functions, including the recording of transactions, the reconciliation of accounts and the preparation of the consolidated financial statements. Controlling and monitoring processes performed by MSSI are as important as controlling and monitoring processes performed within the Corporation. Management currently monitors the work performed by MSSI through the review of the consolidated financial statements and other financial information and discussions with the staff of MSSI. Though these monitoring controls do provide some assurance, they lack a sufficient level of precision to ensure that all errors will be prevented or detected.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

MSSI has obtained an auditor’s report of controls as at September 30, 2010, that stated the internal control functions that clients of MSSI use are designed and operating effectively. The Corporation’s management has determined that the internal controls at MSSI are designed and operating effectively for Canadian operations. The control framework that MSSI has adopted to design certain functions is the COSO Framework published by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). COSO is recognized the world over for providing guidance on critical aspects of organizational governance, business ethics, internal control, enterprise risk management, fraud, and financial reporting.

Management has determined that the internal controls of the Corporation are designed and operating effectively for the year ended April 30, 2011. There have been no changes in ICFR during the year ended April 30, 2011, that has materially affected, or is reasonably likely to materially affect, the Corporation’s ICFR.

Subsequent event

(i)

On May 20, 2011, the Corporation decided to terminate its rights to the Rosario, Eliana, and Julia mining concessions and did not make the May 20, 2011 property payment of US$720,000. The Corporation has retained its rights to the Trillador and Tamara properties. These properties are subject to future property payments listed on page 9 (Trillador) and page 11 (Tamara) of this MD&A.

(ii)

On June 8, 2011, the Corporation granted 5,000 stock options to an employee pursuant to the Corporation's stock option plan, exercisable for one common share each at a price of $0.85 per share for a period of five years expiring on June 8, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant.

(iii)

On June 8, 2011, the Corporation granted 50,000 stock options to a consultant pursuant to the Corporation's stock option plan, exercisable for one common share each at a price of $0.85 per share for a period of five years expiring on June 8, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant.

(iv)

On July 19, 2011, the Corporation entered into an option agreement (the "Option Agreement") with Orsa Ventures Corp. (“Orsa”) whereby Orsa can earn a 51 per cent interest in Bridgeport’s Ashby Gold Property in Nevada through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:

a)	issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval of the TSX Venture Exchange to the Option Agreement;

b)	incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreement; and

c)	incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.

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Bridgeport Ventures Inc.
(An Exploration Stage Enterprise)
Management’s Discussion & Analysis
Year Ended April 30, 2011
Dated – July 25, 2011

If Orsa exercises the First Option and acquires a 49% interest in the Ashby Property, it will have the option (the "Second Option") to acquire a further 2% interest in the Ashby Property (for an aggregate 51% interest) by paying Bridgeport $100,000 in cash and issuing to Bridgeport common shares having an aggregate value of $100,000 within a 90 day period.

Following the exercise of the First Option, and if applicable, the Second Option, Orsa and Bridgeport will form a joint venture for further exploration and development of the Ashby Property. If Orsa has exercised the Second Option, it will hold a 51% interest in the joint venture and will be the operator of the joint venture. If Orsa has not exercised the Second Option, Orsa will hold a 49% interest in the joint venture and Bridgeport will become the operator.

The Option Agreement remains subject to the approval of the TSX Venture Exchange.

Additional Information

Additional information regarding Bridgeport is available on SEDAR at www.sedar.com.

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